Exhibit 1.3

2007
Management’s Discussion and
Analysis of Results of Operations
and Financial Condition

February 7, 2008

Table of Contents

1.	Preface	1
2.	Caution Regarding Forward-Looking Information	2
3.	Industry Interests	3
4.	Business Strategy	4
5.	Significant Events	5
6.	Accounting Policies	8
7.	Results of Operations – Quarter 4 2007	13
7.1.	Air Canada	16
7.2.	Corporate Items and Eliminations (“CIE”)	17
8.	Results of Operations – 2007	18
8.1.	Air Canada	21
8.2.	Aeroplan	22
8.3.	Jazz	22
8.4.	ACTS	23
8.5.	Corporate Items and Eliminations (“CIE”)	23
9.	Financial and Capital Management	24
9.1.	Analysis of Financial Position	24
9.2.	Consolidated Cash flows	26
9.3.	Contractual Obligations	27
9.4.	Air Canada Pension Funding Obligations	28
9.5.	Air Canada Capital Expenditures and Related Financing Arrangements	29
9.6.	Air Canada Fleet	31
9.7.	ACE Share Information	33
10.	Related Party Transactions	34
11.	Off-Balance Sheet Arrangements	41
12.	Derivatives and Financial Instruments	43
13.	Critical Accounting Estimates	46
14.	Risk Factors	50
15.	Sensitivity of Results	62
16.	Quarterly Financial Information	63
17.	Selected Annual Information	64
18.	Controls and Procedures	65
19.	Subsequent Events	66
20.	Non-GAAP Financial Measures	67
21.	Glossary of Terms	70

2007 Management’s Discussion and Analysis

1. Preface

ACE Aviation Holdings Inc. (“ACE”), which was incorporated on June 29, 2004, is an investment holding company of various aviation interests.  During 2007, ACE had the following reportable segments: Air Canada, Aeroplan Limited Partnership (“Aeroplan”) up to March 14, 2007, Jazz Air LP (“Jazz”) up to May 24, 2007, ACTS LP (“ACTS”) up to October 16, 2007, and Corporate Items and Eliminations (“CIE”). As at December 31, 2007, ACE had two reportable segments:  Air Canada and CIE.

Following the completion of the ACTS monetization transaction on October 16, 2007, ACE holds a 23% interest in Aero Technical Support & Services Holdings (“ACTS Aero”), a company which purchased the assets of ACTS and which conducts the business previously operated by ACTS.

ACE is listed on the Toronto Stock Exchange (“TSX”) where its Class A variable voting shares and Class B voting shares are traded under the symbols ACE.A and ACE.B, respectively.

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) for 2007 should be read in conjunction with ACE’s audited consolidated financial statements and notes for 2007.  Reference to “Corporation” in this MD&A refers to, as the context may require, ACE and its aviation interests collectively, ACE and one or more of its aviation interests, one or more of ACE’s aviation interests, or ACE itself.  Except where the context otherwise requires, all monetary amounts are stated in Canadian dollars.  For an explanation of certain terms used in this MD&A, refer to section 21 “Glossary of Terms”.  Except as otherwise noted, this MD&A is current as of February 7, 2008.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.  In particular, Air Canada has reclassified the presentation of certain aircraft sublease revenues from Jazz.  The revised presentation relates to aircraft that are accounted for as owned aircraft by Air Canada but are accounted for as operating leases in Jazz.  This revised presentation does not impact the consolidated results for any period presented, however it does result in an increase in Air Canada’s inter-segment revenue and aircraft rent of $5 million for the three months ended December 31, 2007 and $22 million for the twelve months ended December 31, 2007 ($8 million for the three months ended December 31, 2006 and $27 million for the twelve months ended December 31, 2006).

Forward-looking statements are included in this MD&A.  See "Caution Regarding Forward-Looking Information" in section 2 of this MD&A for a discussion of risks, uncertainties and assumptions relating to these statements.  For a detailed description of the risks relating to ACE and its subsidiaries, see section 14 "Risk Factors" of this MD&A.

The ACE Audit, Finance & Risk Committee reviewed this MD&A and the 2007 audited consolidated financial statements and notes and ACE’s Board of Directors approved these documents prior to their release.  For further information on ACE’s public disclosure file, including ACE’s Annual Information Form, please consult SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar.shtml or ACE’s website at www.aceaviation.com.

2007 Management’s Discussion and Analysis

2. Caution Regarding Forward-Looking Information

ACE’s communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States.  These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions.  Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties.  Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business.  Results indicated in forward-looking statements may differ materially from actual results for a number of factors, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those discussed in section 14 “Risk Factors” of this MD&A.  The forward-looking statements contained in this discussion represent ACE’s expectations as of February 7, 2008, and are subject to change after such date.  However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

2007 Management’s Discussion and Analysis

3. Industry Interests

The following is a listing of ACE’s aviation interests as at February 7, 2008.

	Aviation Interests	Ownership
Air Canada (TSX: AC.A, AC.B)

Air Canada is Canada's largest domestic and international airline and the largest provider of scheduled passenger services in the Canadian market, the Canada - US transborder market and in the international market to and from Canada.  Wholly-owned subsidiaries of Air Canada include:

•        AC Cargo Limited Partnership ("Air Canada Cargo") which, together with Air Canada, are Canada's largest provider of air cargo services.

•        ACGHS Limited Partnership ("Air Canada Ground Handling") which is a passenger and ground handling service provider.

•        Touram Limited Partnership ("Air Canada Vacations") which is a major Canadian tour operator offering leisure vacation packages.

		75.0%
Aeroplan (TSX: AER.UN)	Aeroplan is Canada's premier loyalty marketing program. Aeroplan provides its commercial partners with loyalty marketing services designed to stimulate demand for such partners' products and services. ACE’s ownership interest in Aeroplan is held indirectly through its holdings of Aeroplan Income Fund units. On December 20, 2007, Aeroplan acquired privately-held LMG, a leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar loyalty program in the United Kingdom. See “Significant Events”.	20.1%
Jazz (TSX: JAZ.UN)	Jazz is the largest regional airline and second largest airline in Canada, after Air Canada, based on fleet size and number of routes operated. Jazz operates both domestic and US transborder services for Air Canada under a capacity purchase agreement. As at December 31, 2007, ACE had a 20.1% indirect ownership interest in Jazz through its holdings of Jazz Air Income Fund units. On January 24, 2008, ACE reduced its indirect ownership in Jazz to 9.5%. See “Significant Events”.	9.5%
ACTS Aero	ACTS Aero is a full-service aircraft maintenance, repair and overhaul organization that competes on a global basis. See “Significant Events”.	23.0%

2007 Management’s Discussion and Analysis

4. Business Strategy

For the past several years, ACE has been executing its strategy to surface shareholder value.

In 2007, ACE distributed units of Aeroplan Income Fund and Jazz Air Income Fund to shareholders by way of return of capital in the amount of $2.0 billion; acquired 80% of Aeromantenimiento, S.A. (“Aeroman”); disposed of its remaining stake in US Airways; completed the sale of a majority stake in ACTS for total net proceeds of $763 million after release of funds held in escrow; completed secondary offerings of Aeroplan Income Fund and Jazz Air Income Fund for net proceeds of $463 million and $263 million, respectively; and launched a $1.5 billion share buyback which was completed in January 2008.  In January, ACE sold units of Jazz Air Income Fund for proceeds of approximately $97 million which further reduced its indirect ownership in Jazz to 9.5%.

The transactions completed between January 1, 2007 and January 24, 2008 are outlined in section 5 “Significant Events” of this MD&A.

As at February 7, 2008, ACE’s assets, including its retained interests in Air Canada, Aeroplan, Jazz and ACTS Aero have a value exceeding $2 billion.  In 2008, ACE will continue, market conditions permitting, to execute its business strategy to maximize shareholder value.

2007 Management’s Discussion and Analysis

5. Significant Events

A number of significant events occurred during the period January 1, 2007 to February 7, 2008.  These events are summarized below.

Aeroplan
On January 10, 2007, ACE shareholders received a special distribution of 50,000,000 units of Aeroplan Income Fund representing 0.442 units per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE.  For the purpose of the special distribution, ACE exchanged 50,000,000 Aeroplan LP units into 50,000,000 Aeroplan Income Fund units which were distributed to ACE’s shareholders on the record date.  Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the distribution was valued at approximately $899 million or $7.95 per ACE share.

On January 10, 2007, ACE exchanged 60,000,000 Aeroplan LP units for 60,000,000 Aeroplan Income Fund units.  The exchange was made for internal reorganization purposes.

On March 14, 2007, ACE distributed to its shareholders 20,272,917 units of Aeroplan Income Fund representing 0.177 units per variable voting share, voting share and preferred share (on an as converted basis) of ACE.  On March 14, 2007, ACE exchanged its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund.  Based on a closing price of $19.40 per unit of Aeroplan Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $393 million or $3.45 per ACE share.

On May 24, 2007, ACE distributed to its shareholders 18,000,000 units of Aeroplan Income Fund representing 0.157 units per variable voting share, voting share and preferred share (on an as converted basis) of ACE.  Based on a closing price of $21.50 per unit of Aeroplan Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $387 million or approximately $3.39 per ACE share.

On October 22, 2007, ACE completed the secondary offering of 22,000,000 units of Aeroplan Income Fund at a price of $21.90 per unit for gross proceeds of $482 million ($463 million, net of fees).  ACE retained 40,292,088 units of Aeroplan Income Fund.  Refer to section 6 of this MD&A for information relating to a change in ACE’s accounting for its investment in Aeroplan.

On December 20, 2007, Aeroplan acquired privately-held LMG for a purchase price of £350 million (Cdn$717.5 million) plus working capital adjustments of £18 million (Cdn$36.9 million) for total consideration of £368 million (Cdn$754.4 million).  LMG is a leading loyalty marketing and customer-driven insight and analysis company that owns and operates the Nectar loyalty program in the United Kingdom.

Jazz
On March 14, 2007, ACE distributed to its shareholders 25,000,000 units of Jazz Air Income Fund representing 0.219 units per variable voting share, voting share and preferred share of ACE (on an as converted basis).  Based on a closing price of $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $215 million or $1.88 per ACE share.  On March 14, 2007, ACE exchanged 25,000,000 units of Jazz into 25,000,000 units of Jazz Air Income Fund.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz into 47,226,920 units of Jazz Air Income Fund.  The exchange was made for internal reorganization purposes.

On May 24, 2007, ACE distributed to its shareholders 12,000,000 units of Jazz Air Income Fund representing 0.105 units per variable voting share, voting share and preferred share (on an as converted basis) of ACE.  Based on a closing price of $8.26 per unit of Jazz Air Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $99 million or approximately $0.87 per ACE share.

2007 Management’s Discussion and Analysis

On October 22, 2007, ACE completed the secondary offering of 35,500,000 units of Jazz Air Income Fund at a price of $7.75 per unit for gross proceeds of $275 million ($263 million, net of fees).  ACE retained 24,726,920 units of Jazz Air Income Fund.  Refer to section 6 of this MD&A for information relating to a change in ACE’s accounting for its investment in Jazz.

On January 24, 2008, ACE sold 13,000,000 units of Jazz Air Income Fund on an exempt trade basis to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership at a price of $7.45 per unit representing total net proceeds to ACE of approximately $96.85 million.

ACTS
On February 13, 2007, ACTS, through a wholly-owned subsidiary, acquired 80% of Aeromantenimiento, S.A. ("Aeroman"), the aircraft maintenance division of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. Total consideration for this acquisition included cash as well as a right to acquire an equity stake in ACTS.

The cash component of US$45 million consisted of cash of $50 million (US$43 million) on closing and milestone payments of up to $2 million (US$2 million) in the aggregate, funded by ACTS through ACE's available cash resources.

A Class A non-voting redeemable share in a wholly-owned subsidiary of ACTS (“exchangeable share”) was issued to Grupo TACA.  The rights attached to the exchangeable share provide for, upon the closing of the monetization transaction pertaining to ACTS, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS.  Subsequent to the issue of the exchangeable share, ACE agreed to a transfer of Grupo TACA’s rights to a Grupo TACA related party.  The estimated fair value of this redemption obligation was presented as a liability. As part of the monetization process, on October 16, 2007, the exchangeable share was exchanged for a 5% equity stake in ACTS Aero and cash of $31 million.  The Grupo TACA related party can put its equity in ACTS Aero to ACE at $18 million (US$18 million) over 12 months commencing from the date of monetization.

On October 16, 2007, ACE sold substantially all the assets and liabilities of ACTS to ACTS Aero.  As a result of the monetization of ACTS, the $200 million intercompany note payable by ACTS to ACE was settled through the issue of additional partnership units of ACTS to ACE.  After settlement of certain obligations, ACE received cash proceeds of $723 million. Subsequent to December 31, 2007, ACE received an additional $40 million in cash proceeds from funds held in escrow that was conditional upon the completion of certain supplier contracts within specified terms. In addition, on closing, Air Canada received cash proceeds of $65 million, comprised of $28 million for the sale of a building, $20 million pursuant to the transfer of repair schemes and $17 million as repayment of a note.  ACE realized a gain of $565 million on the monetization, which includes the funds held in escrow received subsequent to closing.  ACE continues to own 100% of ACTS, which is now a non-operating company, and ACTS Aero conducts the business previously operated by ACTS.  Following the redemption of the exchangeable share issued to a party related to Grupo TACA as discussed above and the establishment of an initial ACTS Long Term Incentive Plan (“LTIP”), ACE holds a 23% equity interest in ACTS Aero.

US Airways Investment
In 2005, ACE made an investment of US$75 million in US Airways Group, Inc. (“US Airways”) for 5 million shares.  In 2006, ACE disposed of 4,500,000 shares of its holdings in US Airways for net proceeds of $232 million and recorded pre-tax gains totalling $152 million.  In 2007, ACE disposed of the remaining 500,000 shares of its holding in US Airways for total net proceeds of $16 million and recorded a pre-tax gain totaling $8 million.

Air Canada Vacations
In 2007, ACE sold its 49% interest in Air Canada Vacations to Air Canada, for proceeds of $10 million.  Air Canada Vacations is now 100% owned by Air Canada.  ACE’s indirect ownership in Air Canada Vacations was reduced from 87.25% to 75%.

2007 Management’s Discussion and Analysis

Substantial Issuer Bid for ACE Class A Variable Voting Shares and Class B Voting Shares
On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion in accordance with the terms of a substantial issuer bid completed.  No convertible preferred shares of ACE were deposited on an as converted basis under the offer. Refer to section 19 of this MD&A “Subsequent Events” for additional information.

Gains on Disposal of Aviation Interests
Gains on disposal realized in 2007 and 2006 as a result of transactions involving the disposition, by way of sale, of various aviation interests were as follows:

	2007	2006
Air Canada initial public offering	$ -	$ 25
Aeroplan secondary offering	539	-
Jazz initial public offering	-	220
Jazz secondary offering	233	-
ACTS monetization	565	-
US Airways	8	152
Gains on disposal of aviation interests	$ 1,345	$ 397

ACE realized a gain of $190 million as a result of the initial public offering of Aeroplan in 2005.

2007 Management’s Discussion and Analysis

6. Accounting Policies

ACE prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Significant accounting policies and methods used in preparation of ACE’s audited consolidated financial statements are described in Note 2 to ACE’s 2007 audited consolidated financial statements.

ACE’s 2007 results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007, the consolidation of Jazz’s operations only up to May 24, 2007 and the consolidation of ACTS’ operations only up to October 16, 2007.  After those dates, ACE’s investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method.  ACE’s 2006 results reflect the consolidation of Aeroplan’s, Jazz’s and ACTS’ operations.  Consequently, ACE’s results of operations for 2007 are not directly comparable to its operating results for 2006.

The preparation of ACE’s consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities and reported amounts of revenues and expenses for the period of the consolidated financial statements.  ACE and its operating companies evaluate these estimates and assumptions on a regular basis, based on historical experience and other relevant factors.  Actual amounts could differ materially from those estimates and assumptions.  Refer to section 13 of this MD&A for a discussion of ACE’s Critical Accounting Estimates.

Accounting for Aeroplan
As a result of ACE's special distribution of Aeroplan Income Fund units and the conversion of its remaining units of Aeroplan into units of Aeroplan Income Fund on March 14, 2007, ACE no longer consolidates the results of operations, assets and liabilities and cash flows of Aeroplan after that date and accounts for its investment using the equity method of accounting.

ACE’s consolidated financial statements as at December 31, 2007 do not include the financial position of Aeroplan.  The comparative December 31, 2006 consolidated statement of financial position included the following items related to Aeroplan:

•	Cash and cash equivalents of $167 million, short-term investments of $453 million and other current assets of $72 million;
•	Long-lived assets of $373 million;
•	Current liabilities of $670 million;
•	Long-term debt of $300 million; and
•	Aeroplan long-term deferred revenues of $801 million.

Immediately prior to the distribution on March 14, 2007, ACE’s investment in Aeroplan was negative $710 million, which was negative due to accumulated distributions to ACE in excess of income and capital invested, and net of fair value adjustments recorded upon the application of fresh start reporting.  Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan was $284 million.  ACE has retained this negative investment of $284 million and reflected the amount in other long-term liabilities.  As a result, the difference between the net investment prior to and after the distribution was recorded as a credit to contributed surplus in the amount of $426 million.  The May 24, 2007 distribution of Aeroplan units further reduced the negative investment in Aeroplan by $63 million with a credit to contributed surplus in the amount of $57 million and a reduction to interest expense of $6 million for a total credit to contributed surplus of $483 million for the year ended December 31, 2007.

The cash flow impact of ACE’s deconsolidation of Aeroplan was $231 million.  This reflects the Aeroplan cash that was removed from ACE’s consolidated statement of financial position as a result of the deconsolidation of Aeroplan and was classified as a cash outflow from investing activities on ACE’s consolidated statement of cash flows.

2007 Management’s Discussion and Analysis

ACE’s secondary offering of 22,000,000 units of Aeroplan Income Fund on October 22, 2007 resulted in a reduction of $76 million to ACE’s negative investment in Aeroplan.

Refer to section 10 of this MD&A for a summary of the related party transactions between Aeroplan and Air Canada.

Aeroplan Miles Obligation

In 2001, Air Canada established Aeroplan as a limited partnership wholly-owned by Air Canada.  The Aeroplan loyalty program was previously a division of Air Canada.

Under the Commercial Participation and Services Agreement (“CPSA”) between Air Canada and Aeroplan, Air Canada retained responsibility for the 103 billion Miles to be redeemed from accumulations up to December 31, 2001.  Aeroplan assumed responsibility for all Miles issued beginning January 1, 2002.  On December 31, 2001, there were 171 billion Miles outstanding of which, after considering breakage, management estimated that 103 billion Miles would be redeemed.

In 2006, management of Air Canada and Aeroplan re-estimated the number of Miles expected to be redeemed from accumulations up to December 31, 2001.  As a result, management of Air Canada and Aeroplan expected that 112 billion Miles would be redeemed compared to the original estimate of 103 billion.  Pursuant to the terms of the CPSA dated June 9, 2004, as amended, management of Air Canada and Aeroplan agreed to further amend the terms of the CPSA.  Effective October 13, 2006, by amendment, Air Canada assumed responsibility for the redemption of up to 112 billion Miles and, as a result, recorded a special charge of $102 million for the incremental 9 billion Miles against operating revenues in the year ended December 31, 2006 and increased the Aeroplan miles obligation.  This amendment to the CPSA represented full and final settlement with Aeroplan of Air Canada’s obligations for the redemption of pre-2002 Miles.  Aeroplan is responsible for any redemption of Miles in excess of the re-estimated 112 billion Miles.  The amount of the additional liability was determined by valuing the incremental Miles at fair value.

Accounting for Jazz
As a result of the special distribution of Jazz Air Income Fund units on May 24, 2007, ACE no longer consolidates the results of operations, assets and liabilities and cash flows of Jazz after that date and accounts for its investment using the equity method of accounting.

ACE’s consolidated financial statements as at December 31, 2007 do not include the financial position of Jazz.  The comparative December 31, 2006 consolidated statement of financial position included the following items related to Jazz:

•	Cash and cash equivalents of $135 million and other current assets of $109 million;
•	Long-lived assets of $239 million;
•	Current liabilities of $213 million;
•	Long-term debt of $115 million; and
•	Other long-term liabilities of $71 million.

As at May 24, 2007, ACE’s net investment in Jazz was $48 million.

The cash flow impact of ACE’s deconsolidation of Jazz was $138 million.  This reflects the Jazz cash that was removed from ACE’s consolidated statement of financial position as a result of the deconsolidation of Jazz and is classified as a cash outflow from investing activities on ACE’s consolidated statement of cash flows.

Refer to section 10 of this MD&A for a summary of the related party transactions between Jazz and Air Canada.

2007 Management’s Discussion and Analysis

Accounting for ACTS
As a result of the monetization of ACTS on October 16, 2007, ACE no longer consolidates the results of operations, assets and liabilities and cash flows of ACTS from that date and accounts for its investment using the equity method of accounting.

ACE’s consolidated financial statements as at December 31, 2007 do not include the financial position of ACTS Aero, as ACTS Aero is equity accounted for subsequent to the monetizatiion.  The comparative December 31, 2006 consolidated statement of financial position included the following items related to ACTS:

•	Cash and cash equivalents of nil and other current assets of $837 million;
•	Long-lived assets of $141 million; and
•	Current liabilities of $653 million.

As at October 16, 2007, ACE’s net investment in ACTS Aero was $76 million, subsequent to the sale.

The cash flow impact of ACE’s deconsolidation of ACTS was $7 million.  This reflects the ACTS cash that was removed from ACE’s consolidated statement of financial position as a result of the deconsolidation of ACTS and is classified as a cash outflow from investing activities on ACE’s consolidated statement of cash flows.

Refer to section 10 of this MD&A for a summary of the related party transactions between ACTS and Air Canada.

Financial Instruments
On January 1, 2007, Air Canada adopted CICA accounting handbook section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments and Presentation, section 3865, Hedges, section 1530, Comprehensive Income and section 3251, Equity.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  The purpose of the section is to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions.  Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

The Corporation has implemented the following classifications:

•	Cash and cash equivalents are classified as held-for-trading and any period change in fair value is recorded through net income.
•
Aircraft-related deposits are classified as held-to-maturity investments and are measured at amortized cost using the effective interest rate method.  Interest income is recorded in net income, as applicable.

•	Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.
•
Accounts payable, credit facilities, bank loans and the financial liability component of convertible notes and convertible preferred shares are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.  Interest income is recorded in net income, as applicable.

Derivative instruments are recorded on the consolidated statement of financial position at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair values of derivative instruments are recognized in non-operating income (expense) with the exception of foreign exchange risk management contracts and derivatives designated as effective cash flow hedges.

2007 Management’s Discussion and Analysis

Changes in the fair value of foreign currency forward contracts, option agreements and currency swap agreements used for foreign exchange risk are recorded in foreign exchange gain (loss). These contracts are included in prepaid expenses and other current assets, deposits and other assets, accounts payable and accrued liabilities, or other long-term liabilities as appropriate.

The standards 3865 also provide guidance on accounting for derivatives in hedging relationships.  In addition to requiring all derivatives to be fair valued on the consolidated statement of financial position, the standards require the effectiveness of the hedging relationships for the reporting period to be quantified.  The effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income (“OCI”) while the ineffective portion is recognized in non-operating income (expense).  Upon maturity of fuel derivatives, the effective gains and losses previously recognized in Accumulated OCI (“AOCI”) are recorded in fuel expense. These derivatives are recorded in prepaid expenses and other current assets, deposits and other assets, accounts payable and accrued liabilities, or other long-term liabilities as appropriate.

OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources that are recognized in comprehensive income, but excluded from net income.

Impact upon Adoption
In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening deficit of the Corporation as at January 1, 2007. The cumulative effective portion of any gain or loss on the hedging instruments classified as cash flow hedges was recognized in AOCI, while the cumulative ineffective portion was included in the opening deficit of the Corporation as at January 1, 2007.

Upon adoption, the Corporation recorded the following adjustments to the consolidated statement of financial position:

($ millions)	Increase/(decrease)

Deposits and other assets	$ 23
Future income taxes ($6 million, net of a valuation allowance of $6 million)	-
Deferred charges	(29)
Intangible assets	(3)
Accounts payable and accrued liabilities	19
Long-term debt and capital leases	(30)
Non-controlling interest	4
Retained earnings, net nil of tax	5
Accumulated other comprehensive income (loss) , net of tax of $4 million	(7)

Convertible and Other Debt Instruments with Embedded Derivatives
EIC-164 provides guidance on whether an issuer of certain types of convertible debt instruments should classify the instruments as liabilities or equity, whether the instruments contain any embedded derivatives, and how the instruments should be accounted for and presented. The guidance also addresses earnings per share implications.  The Corporation adopted this guidance in Quarter 1 2007 to financial instruments accounted for in accordance with section 3855.  There is no financial statement impact as a result of the adoption.

2007 Management’s Discussion and Analysis

Future Accounting Changes
The Corporation will adopt the following new accounting standards on January 1, 2008:

Capital Disclosures and Financial Instruments – Presentation and Disclosure
The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Corporation will adopt them on January 1, 2008. The Corporation is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories
The CICA issued section 3031, Inventories, will replace section 3030, Inventories. This new standard is effective for fiscal years beginning on or after July 1, 2007, and the Corporation will adopt this section on January 1, 2008.  Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency.  The Corporation’s accounting policy for inventories is consistent with measurement requirements in the new standard and therefore it is not anticipated that the results of the Corporation will be impacted, however, additional disclosures will be required in relation to inventories carried at net realizable value, the amount of inventories recognized as an expense, and the amount of any write-downs of inventories.

2007 Management’s Discussion and Analysis

7. Results of Operations – Quarter 4 2007

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for Quarter 4 2007.  Segment information has been prepared consistent with how financial information is produced internally for the purposes of making business decisions.  Segments negotiate transactions between each other as if they were unrelated parties.  Refer to Note 18 “Segment Information” in ACE’s 2007 audited consolidated financial statements for additional information.

Unaudited	Quarter 4 2007
($ millions)	Air Canada	ACTS(1)	CIE	ACE Total
Operating revenue
Passenger revenue	$ 2,196	$ -	$ -	$ 2,196
Cargo revenue	141	-	-	141
Other revenue	170	9	4	183
External revenue	2,507	9	4	2,520
Inter-segment revenue	6	33	(39)	-
	2,513	42	(35)	2,520

Operating expenses
Wages, salary and benefits	468	13	20	501
Aircraft fuel	615	-	-	615
Aircraft rent	62	-	-	62
Airport user fees	238	-	-	238
Aircraft maintenance, materials, and supplies	173	11	(17)	167
Communications and information technology	67	1	(3)	65
Food, beverages and supplies	67	-	(1)	66
Depreciation, amortization, and obsolescence	140	1	(1)	140
Commissions	37	-	-	37
Capacity purchase with Jazz	227	-	-	227
Other operating expenses	347	13	(4)	356
	2,441	39	(6)	2,474

Operating income (loss)	72	3	(29)	46

Non-operating income (expense)
Interest income	22	-	18	40
Interest expense	(89)	-	(16)	(105)
Interest capitalized	20	-	-	20
Equity investment income(1)(2)	-	-	17	17
Gain on disposal of assets	-	-	1,339	1,339
Loss on financial instruments	(1)	-	-	(1)
Other non-operating expense	(4)	-	1	(3)
	(52)	-	1,359	1,307

Income before the following items	20	3	1,330	1,353
		-	-
Non-controlling interest	(3)	-	(6)	(9)
Foreign exchange gain (loss)	20	(3)	1	18
Provision for income taxes	(2)	-	(232)	(234)
Income for the period	$ 35	$ -	$ 1,093	$ 1,128

EBITDAR/EBITDA(3)	$ 274	$ 4	$ (30)	$ 248

1.
Reflects ACTS results from October 1 to October 15, 2007.  Commencing October 16, 2007, ACE is accounting for its investment in ACTS Aero under the equity method and has recorded equity income from the ACTS Aero investment in non-operating income under “Equity investment income” within the CIE segment.

2.
ACE is accounting for its investments in Aeroplan, Jazz and ACTS Aero (commencing October 16, 2007) under the equity method and, for Quarter 4 2007, has recorded equity income from these investments in non-operating income under “Equity investment income” within the CIE segment.

3.	Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss).

2007 Management’s Discussion and Analysis

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for Quarter 4 2006.

Unaudited	Quarter 4 2006
($ millions)	Air Canada	Aeroplan	Jazz	ACTS	CIE	ACE Total
Operating revenue
Passenger revenue	$ 2,071	$ -	$ -	$ -	$ 25	$ 2,096
Cargo revenue	165	-	-	-	-	165
Other revenue	138	205	2	64	(126)	283
External revenue	2,374	205	2	64	(101)	2,544
Inter-segment revenue	49	3	350	164	(566)	-
	2,423	208	352	228	(667)	2,544

Operating expenses
Wages, salary and benefits	443	21	82	85	3	634
Aircraft fuel	583	-	69	-	(68)	584
Aircraft rent	83	-	34	-	(10)	107
Airport user fees	232	-	46	-	(45)	233
Aircraft maintenance, materials, and supplies	205	-	27	56	(164)	124
Communications and information technology	68	7	2	4	(9)	72
Food, beverages and supplies	76	-	4	-	-	80
Depreciation, amortization, and obsolescence	135	3	5	8	6	157
Commissions	49	-	-	-	(1)	48
Capacity purchase with Jazz	224	-	-	-	(224)	-
Special charge for labour restructuring	(8)	-	-	-	-	(8)
Other operating expenses	338	140	50	63	(151)	440
	2,428	171	319	216	(663)	2,471

Operating income (loss)	(5)	37	33	12	(4)	73

Non-operating income (expense)
Interest income	24	6	2	1	3	36
Interest expense	(88)	(4)	(2)	(6)	(5)	(105)
Interest capitalized	22	-	-	-	-	22
Gain (loss) on disposal of assets	(10)	-	-	-	31	21
Gain on financial instruments	1	-	-	-	-	1
Other non-operating expense	(1)	-	(1)	-	-	(2)
	(52)	2	(1)	(5)	29	(27)

Income (loss) before the following items	(57)	39	32	7	25	46

Non-controlling interest	(3)	-	-	-	(16)	(19)
Foreign exchange gain (loss)	(107)	-	-	1	1	(105)
Recovery of income taxes	23	-	-	-	6	29
Income (loss) for the period	$ (144)	$ 39	$ 32	$ 8	$ 16	$ (49)

EBITDAR/EBITDA(1)	$ 213	$ 40	$ 72	$ 20	$ (8)	$ 337
EBITDAR/EBITDA(1) excluding special charge	$ 205	$ 40	$ 72	$ 20	$ (8)	$ 329

1.
Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

2007 Management’s Discussion and Analysis

As previously discussed, ACE’s investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively.  Consequently, ACE’s results of operations and EBITDAR for Quarter 4 2007 are not directly comparable to its operating results and EBITDAR for Quarter 4 2006.

ACE recorded operating income of $46 million in Quarter 4 2007 compared to operating income of $73 million in Quarter 4 2006.  ACE’s consolidated results for Quarter 4 2006 included operating income from Aeroplan, Jazz and ACTS of $37 million, $33 million and $12 million, respectively.

EBITDAR of $248 million was recorded in Quarter 4 2007 compared to EBITDAR of $337 million in the same period in 2006.  In Quarter 4 2006, Aeroplan, Jazz and ACTS recorded EBITDAR of $40 million, $72 million and $20 million, respectively.  In Quarter 1 2006, Air Canada recorded a special charge for labour restructuring of $28 million related to a non-unionized workforce reduction program.  In Quarter 4 2006, the estimated cost of this program was revised which allowed Air Canada to record a favourable adjustment of $8 million to the special charge for labour restructuring.  Excluding the favourable adjustment to the special charge for labour restructuring of $8 million in Quarter 4 2006, operating income and EBITDAR in Quarter 4 2006 were $65 million and $329 million, respectively.

ACE recorded operating revenues of $2,520 million and operating expenses of $2,474 million in Quarter 4 2007.  In the same period in 2006, ACE recorded operating revenues of $2,544 million and operating expenses of $2,471 million.  As a result of the deconsolidation of Aeroplan, Jazz and ACTS, ACE’s Quarter 4 2007 operating revenues and expenses are not directly comparable to Quarter 4 2006.

Non-operating income amounted to $1,307 million in Quarter 4 2007 compared to non-operating expense of $27 million in Quarter 4 2006.  Included in non-operating income were gains on disposal of assets of $1,339 million, which included a gain on disposal of $565 million related to the monetization of ACTS completed on October 16, 2007, a gain on disposal of $539 million related to the Aeroplan secondary offering completed on October 22, 2007, and a gain on disposal of $233 million related to the Jazz secondary offering completed on October 22, 2007.  In Quarter 4 2007, net interest expense of $45 million decreased $2 million from the same period in 2006 due to an increase in interest income.  ACE’s consolidated statement of operations for Quarter 4 2007 included $17 million of equity income from its investments in Aeroplan and Jazz and for its investment in ACTS commencing October 16, 2007.

Net gains on foreign currency monetary items amounted to $18 million in Quarter 4 2007 compared to losses of $105 million in Quarter 4 2006.

Non-controlling interest amounted to $9 million in Quarter 4 2007 compared to $19 million in Quarter 4, 2006, a decrease of $10 million.  This change is mainly attributed to the change to the equity method of accounting for ACE’s investments in Aeroplan and Jazz.

Net income in Quarter 4 2007 amounted to $1,128 million or $8.88 per diluted share.  Net loss in Quarter 4 2006 amounted to $49 million or $(0.48) per diluted share.

2007 Management’s Discussion and Analysis

7.1.        Air Canada

Air Canada reported operating income of $72 million in Quarter 4 2007 compared to an operating loss of $5 million in Quarter 4 2006, an improvement of $77 million.  EBITDAR of $274 million in Quarter 4 2007 reflected an increase of $61 million over Quarter 4 2006.  In Quarter 1 2006, Air Canada recorded a special charge for labour restructuring of $28 million related to a non-unionized workforce reduction program.  In Quarter 4 2006, the estimated cost of this program was revised which allowed Air Canada to record a favourable adjustment of $8 million to the special charge for labour restructuring.  Excluding the favourable adjustment to the special charge for labour restructuring of $8 million in Quarter 4 2006, operating income and EBITDAR improved $85 million and $69 million, respectively.

Operating revenues increased $90 million or 4% to $2,513 million mainly reflecting a passenger revenue increase of $125 million or 6.0% compared to Quarter 4 2007.  System RASM improved 3.3% over Quarter 4 2006 reflecting system yield growth of 3.3% coming from domestic and US transborder markets.  In Quarter 4 2007, traffic grew 2.6% on a capacity increase of 2.6% over Quarter 4 2006, resulting in an unchanged passenger load factor from the same period in 2006.

Operating expenses were $2,441 million in Quarter 4 2007, an increase of $13 million over Quarter 4 2006.  System CASM, as measured by operating expense per ASM, decreased 2.0% over Quarter 4 2006.  Excluding fuel expense and the favourable adjustment to the special charge for labour restructuring of $8 million in 2006, CASM was down 3.9% over the same period in 2006.  The stronger Canadian dollar was a factor in the overall unit cost decrease over Quarter 4 2006, particularly in aircraft fuel.

Non-operating expense amounted to $52 million in Quarter 4 2007, unchanged from Quarter 4 2006.  In Quarter 4 2007, net interest expense of $47 million increased $5 million from Quarter 4 2006.  In Quarter 4 2006, Air Canada recorded an impairment provision of $7 million related to a real estate property and recorded other losses on disposal of assets amounting to $3 million.  No gains or losses on disposal of assets were recorded in Quarter 4 2007.

Net gains on foreign currency monetary items amounted to $20 million in Quarter 4 2007.  This compared to losses of $107 million in Quarter 4 2006.

The income tax provision was $2 million in Quarter 4 2007.  In Quarter 4 2006, the recovery of income tax was $23 million.  The tax provision for Quarter 4 2007 was favourably impacted by a credit related to changes in federal corporate income tax rates during the period amounting to $12 million, after consideration of the valuation allowance.

Segment income of $35 million was recorded in Quarter 4 2007 compared to a segment loss of $144 million in Quarter 4 2006.

2007 Management’s Discussion and Analysis

7.2.        Corporate Items and Eliminations (“CIE”)

CIE includes the corporate, financing and investing activities of ACE.  As previously discussed, ACE’s investment in ACTS Aero was changed during 2007 from consolidation to the equity method of accounting reported under the CIE segment.  Up until the time of deconsolidating ACTS Aero, the CIE segment for Quarter 4 2007 also included certain consolidation adjustments related to revenue recognition differences for maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services versus the expense recognition basis in Air Canada and Jazz, which is as the work is completed).  In addition, consolidation adjustments were made related to timing of revenue and expense recognition pertaining to power-by-the-hour contracts. Subsequent to the change in the accounting for ACE’s investment in ACTS, these consolidation adjustments are no longer required.

The consolidated statement of operations for Quarter 4 2007 reflects $17 million of equity income from ACE’s investment in Aeroplan, Jazz and ACTS Aero.  CIE recorded an operating loss of $29 million in Quarter 4 2007 compared to an operating loss of $4 million in Quarter 4 2006.  Negative EBITDAR of $30 million was recorded in Quarter 4 2007 compared to negative EBIDTAR of $8 million in Quarter 4 2006.

In Quarter 4 2007, ACE recorded gains on disposal of assets of $1,339 million, within the CIE segment, mainly comprised of the following transactions:

•	A gain on disposal of $565 million related to the monetization of ACTS completed on October 16, 2007;
•	A gain on disposal of $539 million related to the secondary offering of 22,000,000 trust units of Aeroplan Income Fund completed on October 22, 2007; and
•	A gain on disposal of $233 million related to the secondary offering of 35,500,000 trust units of Jazz Air Income Fund completed on October 22, 2007.

In Quarter 4 2006, ACE recorded a gain on disposal of assets of $25 million as a result of ACE’s initial public offering of Air Canada.

2007 Management’s Discussion and Analysis

8. Results of Operations – 2007

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the year ended December 31, 2007.

	Year ended December 31, 2007
($ millions)	Air Canada	Aeroplan(1)	Jazz(2)	ACTS(3)	CIE	ACE Total
Operating revenue
Passenger revenue	$ 9,329	$ -	$ -	$ -	$ 15	$ 9,344
Cargo revenue	548	-	-	-	-	548
Other revenue	649	198	3	193	(109)	934
External revenue	10,526	198	3	193	(94)	10,826
Inter-segment revenue	120	3	610	604	(1,337)	-
	10,646	201	613	797	(1,431)	10,826

Operating expenses
Wages, salary and benefits	1,920	17	139	272	35	2,383
Aircraft fuel	2,552	-	125	-	(124)	2,553
Aircraft rent	282	-	57	-	(16)	323
Airport user fees	1,022	-	80	-	(81)	1,021
Aircraft maintenance, materials, and supplies	757	-	50	235	(527)	515
Communications and information technology	275	7	2	13	(16)	281
Food, beverages and supplies	313	-	6	-	(1)	318
Depreciation, amortization, and obsolescence	548	3	9	31	(9)	582
Commissions	201	-	-	-	-	201
Capacity purchase with Jazz	923	-	-	-	(386)	537
Special charge for labour restructuring	-	-	-	15	-	15
Other operating expenses	1,420	134	83	211	(204)	1,644
	10,213	161	551	777	(1,329)	10,373

Operating income (loss)	433	40	62	20	(102)	453

Non-operating income (expense)
Interest income	92	3	2	-	29	126
Interest expense	(348)	(3)	(3)	(14)	(52)	(420)
Interest capitalized	108	-	-	-	-	108
Equity investment income(1)(2)(3)	-	-	-	-	71	71
Gain on disposal of assets	19	-	-	-	1,347	1,366
Gain on financial instruments	26	-	-	-	-	26
Other non-operating income (expense)	(19)	(1)	1	(2)	9	(12)
	(122)	(1)	-	(16)	1,404	1,265

Income before the following items	311	39	62	4	1,302	1,718

Non-controlling interest	(9)	-	-	-	(148)	(157)
Foreign exchange gain (loss)	317	-	-	(4)	-	313
Provision for income taxes	(190)	-	-	-	(286)	(476)
Income for the period	$ 429	$ 39	$ 62	$ -	$ 868	$ 1,398

EBITDAR/EBITDA(4)	$ 1,263	$ 43	$ 128	$ 51	$ (127)	$ 1,358
EBITDAR/EBITDA(4) excluding special charge	$ 1,263	$ 43	$ 128	$ 66	$ (127)	$ 1,373

1.
Reflects Aeroplan results from January 1 to March 13, 2007.  Since March 14, 2007, ACE is accounting for its investment in Aeroplan under the equity method and, for the period March 14 to December 31, 2007, has recorded equity income from the Aeroplan investment in non-operating income under “Equity investment income” within the CIE segment.

2.
Reflects Jazz results from January 1 to May 23, 2007.  Since May 24, 2007, ACE is accounting for its investment in Jazz under the equity method and, for the period May 24 to December 31, 2007, has recorded equity income from the Jazz investment in non-operating income under “Equity investment income” within the CIE segment.

3.
Reflects ACTS results from January 1 to October 15, 2007.  Commencing October 16, 2007, ACE is accounting for its investment in ACTS under the equity method and has recorded equity income from the ACTS investment in non-operating income under “Equity investment income” within the CIE segment.

4.
Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

2007 Management’s Discussion and Analysis

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the year ended December 31, 2006.

	Year ended December 31, 2006
($ millions)	Air Canada	Aeroplan	Jazz	ACTS	CIE	ACE Total
Operating revenue
Passenger revenue	$ 8,887	$ -	$ -	$ -	$ 82	$ 8,969
Cargo revenue	625	-	-	-	-	625
Other revenue	558	759	7	228	(489)	1,063
External revenue	10,070	759	7	228	(407)	10,657
Inter-segment revenue	196	10	1,374	627	(2,207)	-
	10,266	769	1,381	855	(2,614)	10,657
Special charge for Aeroplan miles	(102)	-	-	-	-	(102)
	10,164	769	1,381	855	(2,614)	10,555

Operating expenses
Wages, salary and benefits	1,816	79	311	331	16	2,553
Aircraft fuel	2,544	-	285	1	(284)	2,546
Aircraft rent	341	-	134	-	(34)	441
Airport user fees	982	-	178	-	(177)	983
Aircraft maintenance, materials, and supplies	768	-	98	234	(629)	471
Communications and information technology	273	24	8	14	(30)	289
Food, beverages and supplies	322	-	15	-	(2)	335
Depreciation, amortization, and obsolescence	493	14	21	31	17	576
Commissions	237	-	-	-	(1)	236
Capacity purchase with Jazz	871	-	-	-	(871)	-
Special charge for labour restructuring	20	-	-	5	-	25
Other operating expenses	1,383	512	187	241	(618)	1,705
	10,050	629	1,237	857	(2,613)	10,160

Operating income (loss)	114	140	144	(2)	(1)	395

Non-operating income (expense)
Interest income	82	20	6	1	11	120
Interest expense	(313)	(15)	(8)	(18)	(24)	(378)
Interest capitalized	62	-	(1)	-	-	61
Gain (loss) on disposal of assets	(6)	-	-	-	399	393
Loss on financial instruments	(18)	-	-	-	-	(18)
Other non-operating income (expense)	2	(1)	(1)	1	3	4
	(191)	4	(4)	(16)	389	182

Income (loss) before the following items	(77)	144	140	(18)	388	577

Non-controlling interest	(12)	-	-	-	(60)	(72)
Foreign exchange gain	12	-	-	-	-	12
Recovery of (provision for) income taxes	3	-	-	-	(112)	(109)
Income (loss) for the period	$ (74)	$ 144	$ 140	$ (18)	$ 216	$ 408

EBITDAR/EBITDA(1)	$ 948	$ 154	$ 299	$ 29	$ (18)	$ 1,412
EBITDAR/EBITDA(1) excluding special charges	$ 1,070	$ 154	$ 299	$ 34	$ (18)	$ 1,539

1.
Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

2007 Management’s Discussion and Analysis

As previously discussed, ACE’s 2007 results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007, the consolidation of Jazz’s operations only up to May 24, 2007 and the consolidation of ACTS’ operations only up to October 16, 2007.  From those dates, ACE’s investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method.  ACE’s 2006 results reflect the consolidation of Aeroplan’s, Jazz’s and ACTS’ operations.  Consequently, ACE’s results of operations and EBITDAR for 2007 are not directly comparable to its operating results and EBITDAR for 2006.

ACE recorded operating income of $453 million in 2007 compared to operating income of $395 million in 2006.  EBITDAR of $1,358 million was recorded in 2007 compared to EBITDAR of $1,412 million in 2006.

In 2007, a special charge for labour restructuring of $15 million was recorded at ACTS related to a workforce reduction resulting from the termination of a third party heavy maintenance contract.  In 2006, a special charge of $102 million was recorded at Air Canada in connection with its obligations for the redemption of pre-2002 Aeroplan miles, and a special charge of $25 million was recorded ($20 million at Air Canada and $5 million at ACTS) relating to a non-unionized workforce reduction plan.

Excluding these special charges in both 2006 and 2007, operating income and EBITDAR for 2007 decreased by $54 million and $166 million, respectively, over 2006.  ACE’s consolidated results in 2006 included operating income from Aeroplan and Jazz of $140 million and $144 million, respectively, and an operating loss from ACTS of $2 million.  In 2006, Aeroplan, Jazz and ACTS recorded EBITDAR of $154 million, $299 million and $29 million, respectively.

In 2007, ACE recorded operating revenues of $10,826 million and operating expenses of $10,373 million.  In 2006, ACE recorded operating revenues of $10,555 million, including the special charge for Aeroplan miles, and operating expenses of $10,160 million.  As a result of the deconsolidation of Aeroplan, Jazz and ACTS, ACE’s operating revenues and expenses for 2007 are not directly comparable to its operating revenues and expenses for 2006.

Non-operating income amounted to $1,265 million in 2007 compared to non-operating income of $182 million in 2006.  In 2007, ACE recorded gains on disposal of assets totalling $1,366 million, mainly comprised of a gain of $565 million related to the monetization of ACTS, a gain of $539 million related to the secondary offering of 22,000,000 trust units of Aeroplan Income Fund, a gain of $233 million related to the secondary offering of 35,500,000 trust units of Jazz Air Income Fund and a gain of $8 million related to the sale of 500,000 shares in US Airways.  In addition, Air Canada recorded gains of $14 million related to a damaged aircraft and gains of $5 million mainly pertaining to the sale of one real estate property.  In 2006, ACE recorded a gain of $220 million related to the initial public offering of Jazz, a gain of $152 million relating to the sale of 4,500,000 shares of its holdings in US Airways and a gain of $25 million as a result of ACE’s initial public offering of Air Canada.  In 2007, net interest expense of $186 million decreased $11 million from 2006.  The interest expense increase of $42 million, largely driven by the financing of additional aircraft, was more than offset by higher interest income and interest capitalized relating to the acquisition of new aircraft.  Net interest expense was favourably impacted by a stronger Canadian dollar versus the US dollar in 2007.  In 2007, ACE recorded equity investment income of $71 million from its investments in Aeroplan, Jazz and ACTS.  Included in non-operating income was a gain of $26 million in 2007 and a loss of $18 million in 2006 relating to fair value adjustments on certain derivative financial instruments entered into by Air Canada.

Net gains from foreign currency monetary items amounted to $313 million in 2007, attributable to a stronger Canadian dollar at December 31, 2007 compared to December 31, 2006.  This compared to gains of $12 million in 2006.

Non-controlling interest amounted to $157 million in 2007 compared to $72 million in 2006, an increase of $85 million.  This change was mainly attributed to the increased income from Air Canada in 2007, partially offset by the change to the equity method of accounting for ACE’s investments in Aeroplan and Jazz.

Provisions for income taxes of $476 million were recorded in 2007 and included $190 million related to Air Canada, $219 million related to the sale of aviation interests and $37 million related to the special distributions of Aeroplan and Jazz units.

2007 Management’s Discussion and Analysis

Net income for 2007 amounted to $1,398 million or $11.44 per diluted share.  Net income for 2006 amounted to $408 million or $3.80 per diluted share.

8.1.        Air Canada

Air Canada reported operating income of $433 million in 2007 compared to operating income of $114 million in 2006, an increase of $319 million.  EBITDAR of $1,263 million in 2007 reflected an improvement of $315 million over 2006.  In 2006, Air Canada recorded a special charge of $102 million in operating revenues in connection with Air Canada’s obligations for the redemption of pre-2002 Aeroplan miles.  Also in 2006, Air Canada recorded a special charge for labour restructuring of $20 million related to a non-unionized workforce reduction program.  Excluding the special charge for Aeroplan miles and the special charge for labour restructuring in 2006, operating income and EBITDAR for 2007 increased by $197 million and $193 million, respectively, over 2006.

Operating revenues of $10,646 increased $482 million or 5%, reflecting a passenger revenue increase of $442 or 5% over 2006.  In 2007, traffic grew 3.3% on a capacity increase of 2.8% over 2006, resulting in a passenger load factor increase of 0.4 percentage points.  System yield increased 1.6% reflecting improvements in all markets with the exception of the Atlantic market.  RASM rose 2.1% due to both the growth in yield and the improvement in system passenger load factor.

Operating expenses were $10,213 million in 2007, an increase of $163 million or 2% over 2006.  CASM decreased 1.2% while CASM, excluding fuel expense and special charges, was reduced by 0.4%.

Non-operating expense amounted to $122 million in 2007 compared to non-operating expense of $191 million in 2006.  In 2007, net interest expense of $148 million decreased $21 million from 2006.  A $35 million increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by growth in interest income and by a higher amount of capitalized interest relating to the acquisition of new aircraft and growth in interest income.  In 2007, Air Canada recorded gains of $14 million related to a damaged aircraft and gains of $5 million pertaining to the sale of one real estate property.  In 2006, Air Canada recorded an impairment provision of $7 million relating to one real estate property, other losses on disposal amounting to $4 million and a gain on sale of $5 million pertaining to one of its commercial real estate properties.  Gains relating to fair value adjustment on certain derivatives instruments amounted to $26 million in 2007 versus losses of $18 million in 2006.

Net gains on foreign currency monetary items amounted to $317 million in 2007, attributable to a stronger Canadian dollar at December 31, 2007 compared to December 31, 2006.  This compared to gains of $12 million in 2006.  The net gains recorded in 2007 were comprised of gains of $541 million relating to the mark-to-market of US denominated long-term monetary items partially offset by losses of $224 million relating to the mark-to-market of foreign currency forward contracts.

The income tax provision was $190 million in 2007 and represented an effective tax rate of 31%.  In 2006, the income tax recovery was $3 million. The effective income tax rate for 2007 was favourably impacted by the capital portion of certain foreign exchange gains reported in the year, which are tax-affected at 50% of the income tax rate.  In addition, the favorable impact of a reduction in the federal corporate income tax rate was recognized in 2007.  In addition to the federal changes, Air Canada also recorded a current tax expense of $10 million related to the harmonization of Ontario and federal income taxes.  This change in tax law results in a tax liability of $10 million payable over a period of five years, beginning in the 2009 taxation year.

Segment income of $429 million was recorded in 2007 compared to a segment loss of $74 million in 2006.

2007 Management’s Discussion and Analysis

8.2.        Aeroplan

ACE's results from operations include the consolidation of Aeroplan's operations up to March 14, 2007 within the Aeroplan segment.  After that date, Aeroplan is accounted for using the equity method reported under the CIE segment.  The following discussion is based on Aeroplan’s Quarter 1 2007 published results.  Refer to section 6 "Accounting Policies" of this MD&A.

Aeroplan recorded operating income of $48 million in Quarter 1 2007, an increase of $9 million over Quarter 1 2006.  EBITDA improved $8 million over Quarter 1 2006.  The improvement in operating income and EBITDA was mainly driven by a 19% growth in miles redeemed as a result of higher redemption activity.

Operating revenues in Quarter 1 2007 were up $45 million or 23%, primarily attributable to higher redemption activity and to higher cumulative average revenue recognized per Aeroplan mile, and an increase of $3 million in breakage revenues.

Total operating expenses rose by $36 million or 22% in Quarter 1 2007, largely due to an increase of $30 million in the cost of rewards, resulting from increased redemptions.

Net income of $50 million was recorded by Aeroplan in Quarter 1 2007, an improvement of $39 million over Quarter 1 2006.

8.3.        Jazz

ACE's results from operations include the consolidation of Jazz's operations up to May 24, 2007 within the Jazz segment.  After that date, Jazz is accounted for using the equity method reported under the CIE segment.  The following discussion is based on Jazz’s June 30, 2007 published results.  Refer to section 6 "Accounting Policies" of this MD&A.

In the first half of 2007, Jazz reported operating income of $76 million, an improvement of $4 million from the operating income of $72 million recorded in the same period in 2006.  EBITDAR of $155 million was recorded in the six months ended June 30, 2007 compared to EBITDAR of $148 million for the same period in 2006.  The improvements in operating income and EBITDAR were mainly due to a 14% increase in ASM capacity.

In the first six months of 2007, operating revenues increased $79 million or 12% over the corresponding period in 2006, reflecting a 13% increase in the block hours flown, as well as a 16% increase in pass-through costs charged to Air Canada under the Jazz CPA.

In the first six months of 2007, operating expenses rose $75 million or 13% over the corresponding period in 2006.  Increased pass-through costs under the Jazz CPA represented $38 million of the total increase in operating expenses.  Controllable costs reflected the remainder of the increase.

Net income of $76 million was recorded in the first six months of 2007, an improvement of $7 million over the corresponding period in 2006.

2007 Management’s Discussion and Analysis

8.4.        ACTS

ACE's results from operations include the consolidation of ACTS' operations up to October 16, 2007 within the ACTS segment.  After that date, ACTS is accounted for using the equity method reported under the CIE segment.  The following discussion is based on ACE’s September 30, 2007 published results for ACTS.  Refer to section 6 "Accounting Policies" of this MD&A.

In the first nine months of 2007, ACTS recorded operating income of $32 million, excluding special charges, an improvement of $41 million from the same period in 2006.  Refer to section 20 “Non-GAAP financial measures” in this MD&A.  The special charges related to workforce restructuring programs and amounted to $15 million in 2007 and $5 million in 2006.

In the first nine months of 2007, operating revenues of $755 million increased $128 million over the same period in 2006, the result of growth in the engine maintenance business and Aeroman revenues of $37 million since its acquisition in February 2007.

Operating expenses of $738 million in the first nine months of 2007, including the special charges discussed above, were up $97 million from the corresponding period in 2006, largely attributable to the increase in revenue and included expenses related to Aeroman of $29 million in the first nine months of 2007.

A segment result of break-even in the first nine months of 2007 reflected a $26 million improvement from the same period in 2006.

8.5.        Corporate Items and Eliminations (“CIE”)

CIE includes the corporate, financing and investing activities of ACE.  As previously discussed, ACE’s investments in Aeroplan, Jazz and ACTS Aero were changed during 2007 from consolidation to the equity method of accounting reported under the CIE segment. CIE also included certain consolidation adjustments related to revenue recognition differences amongst the operating segments.  These consolidation adjustments were related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services versus the expense recognition basis in Air Canada and Jazz, which is as the work is completed).  In addition, consolidation adjustments were made related to timing of revenue and expense recognition pertaining to power-by-the-hour contracts.  Subsequent to the change in the accounting for ACE’s investments in Aeroplan and ACTS, these consolidation adjustments are no longer required.

The consolidated statement of operations for 2007 reflects $71 million in equity income from ACE’s investments in Aeroplan, Jazz and ACTS Aero.  CIE recorded an operating loss of $102 million in 2007 compared to an operating loss of $1 million in 2006.  Negative EBITDAR of $127 million was recorded in 2007 compared to negative EBIDTAR of $18 million in 2006.

In 2007, ACE recorded gains on disposal of assets amounting to $1,347 million, within the CIE segment, mainly comprised of the following transactions:

•	A gain on disposal of $565 million related to the monetization of ACTS completed on October 16, 2007;
•	A gain on disposal of $539 million related to the secondary offering of 22,000,000 units of Aeroplan Income Fund completed on October 22, 2007;
•	A gain on disposal of $233 million related to the secondary offering of 35,500,000 units of Jazz Air Income Fund completed on October 22, 2007;
•	A gain on disposal of $8 million related to the sale of 500,000 shares in US Airways.

In 2006, ACE recorded gains on disposal of assets of $399 million, within the CIE segment, mainly comprised of the following transactions:

•	A gain on disposal of $220 million related to the initial public offering of Jazz;
•	A gain on disposal of $152 million related to the sale of 4,500,000 shares in US Airways; and
•	A gain on disposal of $25 million as a result of ACE’s initial public offering of Air Canada.

2007 Management’s Discussion and Analysis

9. Financial and Capital Management

The following table summarizes the consolidated statement of financial position of ACE as at December 31, 2007 and December 31, 2006.

Condensed Consolidated Statement of Financial Position
($ millions)	December 31, 2007	December 31, 2006

Assets
Cash, cash equivalents and short-term investments	$ 3,139	$ 3,178
Other current assets	1,482	1,856
Current assets	4,621	5,034
Property and equipment	7,925	5,989
Intangible assets	647	1,643
Other assets	578	775
	$ 13,771	$ 13,441
Liabilities
Current liabilities	3,252	3,948
Long-term debt and capital leases obligations	4,006	3,759
Pension and other benefits liabilities	1,824	1,876
Aeroplan deferred revenues	-	801
Other long-term liabilities	715	785
	9,797	11,169

Non-controlling interest	757	695

Shareholders' equity	3,217	1,577

	$ 13,771	$ 13,441

9.1.        Analysis of Financial Position

Cash, cash equivalents and short-term investments
The Corporation maintains considerable liquidity in cash and short-term investments along with access to additional funds under a credit facility.  Air Canada has a secured syndicated revolving credit facility of $400 million.  As of the date hereof, no amounts have been drawn on this credit facility.

At December 31, 2007, cash, cash equivalents and short-term investments amounted to $3,139 million, a decrease of $39 million from December 31, 2006.  ACE recorded net proceeds amounting to $1,620 million in 2007 comprised of:

•	$723 million related to the monetization of ACTS on October 16, 2007;
•
$65 million received by Air Canada with respect to the monetization of ACTS on October 16, 2007, comprised of $28 million for the sale of a building, $20 million in consideration of a transfer of repair schemes and $17 million for the repayment of a note;

•	$463 million related to the secondary offering of Aeroplan Income Fund on October 22, 2007;
•	$263 million related to the secondary offering of Jazz Air Income Fund on October 22, 2007;
•	$16 million related to the sale of its remaining shares of US Airways ($8 million in Quarter 2 2007 and $8 million in Quarter 3 2007); and
•	$90 million related to the disposal of other assets.

The cash inflows from the above proceeds were offset by the exclusion of Aeroplan’s and Jazz’s cash, cash equivalents and short-term investments amounting to $755 million (balance at December 31, 2006), as a result of deconsolidation, and a decrease in Air Canada’s cash, cash equivalents and short-term investments of $871 million, mainly due to investing activities related to aircraft acquisitions.

2007 Management’s Discussion and Analysis

At December 31, 2007, ACE’s consolidated cash, cash equivalents and short-term investments amounted to $3,139 million comprised of ACE’s unconsolidated cash, cash equivalents and short-term investments of $1,900 million and Air Canada’s cash, cash equivalents and short-term investments of $1,239 million.

The following summarizes significant transactions which impacted ACE’s cash balances subsequent to December 31, 2007:

•
On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion in accordance with the terms of the substantial issuer bid.

•	On January 14, 2008, cash proceeds of $40 million representing the full balance of funds held in escrow on closing of the monetization of ACTS were received by ACE.

•
On January 24, 2008, ACE completed the sale of a total of 13,000,000 units of Jazz Air Income Fund on an exempt trade basis to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership at a price of $7.45 per unit representing total net proceeds to ACE of approximately $96.85 million.

Following the completion of these transactions, ACE’s unconsolidated cash, cash equivalents and short-term investments (excluding Air Canada) amounted to $538 million on January 31, 2008.

Long-term Debt
The increase in long-term debt in 2007 was largely related to new borrowings by Air Canada to finance the acquisition of seven Boeing 777 and 24 Embraer aircraft in 2007.  The increase in long-term debt resulting from these additional borrowings approximated $1.0 billion.  In addition, on October 30, 2007, Air Canada entered into an agreement with a syndicate of banks for the financing of pre-delivery payments (“PDP”) in the amount of US$540 million for the Boeing 777 aircraft contemplated in Air Canada’s purchase agreement with Boeing which is further described in section 9.5 of this MD&A.  At December 31, 2007, the amount drawn was US$528 million (Cdn$521 million).  These increases were partly offset by scheduled debt repayments amounting to $504 million and the appreciation of the Canadian dollar against US dollar on US denominated debt.

Other assets and liabilities
At December 31, 2007, other assets and liabilities were largely impacted by the change in accounting for ACE’s investments in Aeroplan, Jazz and ACTS.  Refer to section 6 of this MD&A for additional information.

2007 Management’s Discussion and Analysis

9.2.        Consolidated Cash flows

As previously discussed, ACE’s 2007 results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007, the consolidation of Jazz’s operations only up to May 24, 2007 and the consolidation of ACTS’ operations only up to October 16, 2007.

The following table summarizes ACE’s consolidated statement of cash flow for the indicated periods.

	Quarter 4		Year
($ millions)	2007	2006	2007	2006

Cash from operating activities	$ 32	$ 6	$ 529	$ 732

Cash from financing activities	657	179	1,403	591

Cash from (used for) investing activities	633	(78)	(1,486)	(1,034)

Net change in cash and cash equivalents during the period	1,322	107	446	289

Cash and cash equivalents - Beginning of period	978	1,747	1,854	1,565
Cash and cash equivalents - End of period	$ 2,300	$ 1,854	$ 2,300	$ 1,854

Cash flows from operations increased $26 million in Quarter 4 2007 primarily as a result of a decrease in pension funding versus Quarter 4 2006.  This improvement was partly offset by the reduction in ACE’s interest in Aeroplan and Jazz.  For the year 2007, cash from operations decreased $203 million mainly due to the reduction in ACE’s interest in Aeroplan, Jazz and ACTS, partly offset by an increase in cash from operations at Air Canada.

Aircraft and facility related borrowings of $821 million in Quarter 4 2007 were mainly related to the Air Canada PDP financing agreement in the amount of US$540 million discussed in section 9.1 of this MD&A and to the financing of one Boeing 777 aircraft and eight Embraer aircraft.  Aircraft and facility related borrowings of $1,914 million for the full year 2007 were mainly related to the financing of seven Boeing 777 aircraft, the financing of 24 Embraer aircraft and the PDP financing.

Scheduled and other debt and capital lease payments in Quarter 4 2007 and in the full year 2007 amounted to $199 million and $504 million, respectively.

The Aeroplan, Jazz and ACTS cash of $376 million which was removed from ACE’s consolidated statement of financial position has been classified as cash outflows from investing activities.

Cash flows from investing activities in 2007 included the net disposal proceeds of $1,555 million discussed in section 9.1 of this MD&A.  Cash flows used for investing in 2007 included cash payments of $53 million in connection with the acquisition of Aeroman.

Additions to capital assets, which mainly related to Air Canada, totaled $923 million in Quarter 4 2007 and mainly related to the PDP financing and the addition of eight Embraer 190 aircraft.  In the year 2007, additions to capital assets totaled $2,622 million, mainly related to the addition of seven Boeing 777 aircraft, 24 Embraer 190 aircraft and the PDP financing.

2007 Management’s Discussion and Analysis

9.3.        Contractual Obligations

The following table provides Air Canada’s contractual obligations at December 31, 2007, with the exception of the Convertible Senior Notes which are ACE’s obligation, for each of the next five years and after 2012.  The table also includes the letters of intent for the sale and lease back transactions concluded by Air Canada in January 2008 which are further described section 9.5 of this MD&A.

Contractual Obligations
($ millions)	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt obligations	$ 2,551	$ 160	$ 152	$ 141	$ 153	$ 166	$ 1,779
Convertible Senior Notes	273	273	-	-	-	-	-
Debt consolidated under AcG-15	896	105	51	100	288	73	279
Capital lease obligations	1,394	223	147	142	136	177	569
Operating lease obligations(1)	2,108	339	313	291	230	212	723
Committed capital expenditures(2)	4,739	555	102	760	891	692	1,739
Total contractual obligations (3)	$ 11,961	$ 1,655	$ 765	$ 1,434	$ 1,698	$ 1,320	$ 5,089

Pension funding obligations (4)	$ 1,715	$ 343	$ 328	$ 338	$ 348	$ 358	N/A

(1)	Mainly relate to US dollar aircraft operating leases.
(2)
Mainly relate to US dollar aircraft-related expenditures.  Also include purchases relating to system development costs, facilities and leasehold improvements.  See section 9.5 of this MD&A for additional information on Air Canada’s planned and committed capital expenditures as well as the related financing arrangements.

(3)
Table above excludes commitments for goods and services required in the ordinary course of business.  Also excluded are future income taxes and other long-term liabilities mainly due to reasons of uncertainty of timing of cash flows and items which are non-cash in nature.

(4)	See section 9.4 for additional information on Air Canada’s pension funding obligations.

Air Canada leases and subleases certain aircraft to Jazz on a flow-through basis, which are reported net on Air Canada’s statement of operations.  These leases and subleases relate to 33 Bombardier CRJ-200 aircraft and 15 Bombardier CRJ-705 aircraft.  The subleases with Jazz have the same terms and maturity as Air Canada’s corresponding lease commitments to lessors.

Operating lease commitments
($ millions)	Total	2008	2009	2010	2011	2012	Thereafter

Aircraft subleased to Jazz	$ 1,067	$ 84	$ 84	$ 76	$ 75	$ 75	$ 673

As at December 31, 2007, the future minimum non-cancelable commitments for the next 12 months under the capacity purchase agreements with Jazz is approximately $650 million and with unaffiliated regional carriers is $20 million.  The initial term of the Jazz CPA expires December 31, 2015 with two automatic renewal periods of five years each, subject to either party’s right not to renew by notice at least one year prior to the expiration of the then applicable term.  As the rates under the Jazz CPA are subject to adjustments beginning in 2009, it is not possible to determine the minimum non-cancelable commitments beyond 2008, however, they are not expected to change significantly from the 2008 amount.

Under the terms of their respective land leases, each Fuel Facility Corporation (described in section 11 of this MD&A “Off-Balance Sheet Arrangements”) has an obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which it is responsible. If it were found that the Fuel Facility Corporations had to contribute to any remediation costs, each contracting airline would share pro-rata, based on system usage, in the costs. For all Fuel Facility Corporations in Canada in which Air Canada participates, Air Canada has recorded an obligation of $7 million ($44 million undiscounted) representing the present value of the estimated decommissioning and remediation obligations at the end of the lease using an 8% discount rate, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous

2007 Management’s Discussion and Analysis

assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.  The estimated fair value of the obligation is nil.

During 2005, ACE issued $330 million of Convertible Senior Notes due 2035 (“Convertible Notes”) for net proceeds of $319 million.   The Convertible Notes bear interest at 4.25% per annum payable semi-annually in arrears on June 1 and December 1 in the year commencing December 1, 2005.  Holders may convert their Convertible Notes into Class B voting shares (if the holder is Canadian) or into Class A variable voting shares (if the holder is not a  Canadian) prior to maturity based on a conversion rate per $1,000 principal amount of Convertible Notes.  Refer to section 9.7 for additional information.

9.4.        Air Canada Pension Funding Obligations

The table below provides projections for Air Canada’s pension funding obligations for the years 2008 through to 2012, assuming no change in economic conditions. Changes in the economic conditions, mainly the return on fund assets and changes in interest rates will impact projected required contributions.  These funding obligations are updated annually.  The required contributions disclosed below assume no future gains and losses on plan assets and liabilities over the projection period and do not reflect the economic experience of 2007.

Based on preliminary estimates, the solvency deficit on the registered pension plans at January 1, 2008 is expected to increase compared to January 1, 2007 and, as a result, employer contributions determined in accordance with regulations are expected to increase by $90 million in 2008 and $120 million each year thereafter.  These preliminary estimates have not been reflected in the table below.

Air Canada ($ millions)	2008	2009	2010	2011	2012

Past service domestic registered plans	$ 91	$ 92	$ 93	$ 93	$ 93
Current service domestic registered plans	166	171	176	181	186
Other pension arrangements (1)	86	65	69	74	79
Projected pension funding obligations	$ 343	$ 328	$ 338	$ 348	$ 358

(1)	Includes retirement compensation arrangements, supplemental plans and international plans.

The above pension funding requirements are in respect of Air Canada’s pension arrangements. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions disclosed in the January 1, 2007 actuarial valuation plus a projection of the current service contributions.  Air Canada entered into the Pension and Benefits Agreement with ACTS and ACTS Aero.  Refer to section 10 of this MD&A for additional information.

The net deficit, on an accounting basis, at December 31, 2007 for pension benefits was $403 million compared to $1,377 million at December 31, 2006.  The decrease in the accounting deficit was mainly the result of an increase in the discount rate and the funding of past service contributions of $134 million offset by a negligible return on plan assets.

2007 Management’s Discussion and Analysis

9.5.        Air Canada Capital Expenditures and Related Financing Arrangements

In 2004, Air Canada signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. (“Embraer”) for the acquisition of regional jet aircraft. In November 2005, Air Canada also concluded agreements with The Boeing Company ("Boeing") for the acquisition of Boeing 777 and Boeing 787 aircraft.

Boeing

In November 2005, Air Canada concluded agreements with Boeing for the acquisition of up to 36 Boeing 777 aircraft and up to 60 Boeing 787 Dreamliners. The initial order for the 36 Boeing 777 aircraft was comprised of firm orders for 18 aircraft plus purchase rights for 18 more.  The initial order for the Boeing 787 aircraft was comprised of firm orders for 14 aircraft plus purchase rights, options and rolling options (collectively “purchase rights”) for 46 aircraft.  In conjunction with the initial agreements, Air Canada received financing commitments from Boeing and the engine manufacturer for all firm aircraft orders covering up to 90% of the capital expenditure.  This available financing is based on a floating or fixed rate equivalent and was at 8.70% at December 31, 2007.  The term to maturity is 15 years with principal payments made on a mortgage style basis resulting in equal instalment payments of principal and interest over the term to maturity.

During 2007, Air Canada amended agreements with Boeing to cancel orders for two Boeing 777 aircraft scheduled for delivery in 2009. In addition, Air Canada increased its order for Boeing 787 aircraft by 23, bringing its total firm orders to 37 Boeing 787 aircraft. The first delivery of the Boeing 787 firm aircraft is scheduled for 2010 and deliveries of all 37 firm aircraft are scheduled to be completed by 2014.  As at December 31, 2007, 18 purchase rights for Boeing 777 aircraft and 23 options for Boeing 787 aircraft remained exercisable.  In January, 2008, Boeing announced a delay in the production of its first Boeing 787 aircraft from the end of Quarter 1 2008 to the end of Quarter 2 2008 due to production delays.  Air Canada has not been notified that its Boeing 787 deliveries have been affected, however, Air Canada expects to receive an update towards the end of Quarter 1 2008.

In conjunction with the amended agreements, Air Canada received additional financing commitments from Boeing for seven of the additional Boeing 787 aircraft (21 Boeing 787 aircraft in total) on the same terms and conditions as described above. Should Air Canada not utilize any of the financing commitments on the Boeing 777 aircraft, the financing commitments for the Boeing 787 aircraft will be increased to 31 aircraft of which the terms for 28 aircraft would be revised to cover 80% of the aircraft delivery price and the term to maturity would be reduced to 12 years with straight-line principal repayments over the term to maturity.

As at December 31, 2007, seven of the Boeing 777 firm aircraft under the purchase agreement with Boeing have been delivered with the remaining nine firm deliveries expected to be delivered by end of year 2008.  The first seven aircraft were financed under loan guarantee support from the Export-Import Bank of the United States (“EXIM”).  All of the nine Boeing 777 firm aircraft deliveries expected in 2008 have commitments for loan guarantee support to be provided by EXIM which was signed in January 2008.  The loan guarantee, subject to certain conditions, covers a 12-year loan term for 85% of the capital expenditure at an interest rate based on a floating rate. This loan guarantee from EXIM is expected to be used instead of the financing commitments provided by Boeing and the engine manufacturer described above. As a result, it is not expected that any of Boeing’s and the engine manufacturer’s financing commitments for the Boeing 777 aircraft will be utilized.  The firm commitment financing on capital purchase commitments disclosed below reflects this EXIM guarantee support for only five aircraft in 2008 given Air Canada expects to sell and lease back the other four aircraft (see below).

On October 30, 2007, Air Canada entered into an agreement with a syndicate of banks for the financing of pre-delivery payments (“PDP”) for 10 of the 16 Boeing 777 aircraft contemplated in Air Canada’s Purchase Agreement with Boeing.  The PDP financing is a series of loans that are aircraft specific with a maximum aggregate commitment of up to $568 million (US$575 million).  The PDP loans have a term of five years, but may be prepaid upon the delivery of the aircraft without penalty.  Air Canada has already prepaid the PDP loans on the first two aircraft delivered in November 2007 and January 2008.  In addition, Air Canada has served notice to the PDP syndicate that it will be prepaying the PDP loans on delivery of aircraft three to eight.  Air Canada’s intent is to prepay all PDP loans upon delivery of the relevant aircraft, using the committed long-term aircraft financing and leases for the aircraft to be delivered.  The tenth and last aircraft in this PDP financing is

2007 Management’s Discussion and Analysis

currently scheduled for delivery in November 2008, at which time Air Canada expects to have fully repaid the PDP loans.  At year-end 2007, the amount drawn on the PDP loans was $521 million (US$528 million).  Air Canada is using the PDP financing to settle most of the outstanding pre-delivery payments. This results in a significant shift in capital expenditures from 2008 to 2007 from that which was previously disclosed due to the pre-delivery deposit being recorded as a capital expenditure when paid.

This PDP financing replaces a significant portion of the pre-delivery financing arrangements that Air Canada had in place with Boeing.  This PDP financing was entered into as it offered more attractive terms than the arrangements with Boeing.

In January 2008, Air Canada signed letters of intent for the sale and lease back of four of the nine Boeing 777 scheduled for delivery in 2008.  The lease terms for two of the Boeing 777 aircraft is 12 years.  The other two Boeing 777 aircraft each have 10.5 year lease terms and Air Canada has options to extend each for an additional 18 months.  All four leases are at market rates.  This replaces an equivalent number of aircraft loan guarantee support commitments provided by EXIM. As a result, the capital expenditure forecast in the table below does not include expenditures relating to these aircraft. These four aircraft deliveries are included in the operating lease commitments table disclosed in section 9.3 of this MD&A. The impact of these leases results in a significant reduction in capital expenditures from what was previously projected.  Operating lease commitments have increased as a result of this change.

Embraer

The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. As of December 31, 2007, 31 options remain exercisable.

The Embraer 190 series deliveries commenced in December 2005. As at December 31, 2007, 42 of the Embraer 190 series firm aircraft orders have been completed and an additional aircraft was delivered in January 2008. The final two Embraer 190 series firm aircraft are scheduled for delivery in Quarter 1 2008.

Air Canada has received loan commitments from third parties for the remaining three firm aircraft covering approximately 80% of the capital expenditure to be repaid in quarterly instalments for a 12-year term. Two of these aircraft will be based on floating rates at the 90-day US LIBOR plus 1.90% and one will be based at the fixed rate equivalent of the 90-day US LIBOR plus 1.70%.

Aircraft Interior Refurbishment Program

In addition to acquiring new aircraft, Air Canada commenced a major refurbishment of the interior of its existing aircraft in April 2006.  Air Canada has completed the refurbishment of 26 Airbus A319 aircraft, 30 Airbus A320 aircraft, 10 Airbus A321 aircraft and 15 Boeing 767-300 aircraft to date, for a total of 81 aircraft. The Embraer and Boeing 777 aircraft are being delivered with the new seats and entertainment systems already installed. The capital expenditures associated with this program, which are committed, are amortized over a five-year period.  A significant portion of the remaining capital expenditures relating to this program are included in the capital commitments table below.

Capital Commitments

The estimated aggregate cost of the future firm deliveries as well as other capital purchase commitments as at December 31, 2007, including the impact of the sale and lease back transaction described above and the loan guarantee support signed in January 2008, approximates $4,739 million (of which $2,698 million is subject to committed financing, subject to the fulfillment of certain terms and conditions). US dollar amounts are converted using the December 31, 2007 noon day rate of Cdn$0.9881. The estimated aggregate cost of aircraft is based on delivery prices that include estimated escalation and, where applicable, deferred price delivery payment interest calculated based on the US 90-day LIBOR rate at December 31, 2007.

2007 Management’s Discussion and Analysis

Projected Planned and Committed Capital Expenditures

The table below provides projections for aircraft expenditures for firm aircraft orders, net of aircraft financing, combined with planned and committed expenditures for aircraft engines, inventory, property and equipment, net of related financing, if applicable, for the years 2008 through to 2012 and thereafter.

In addition to the firm aircraft orders, Air Canada's purchase agreements include options and purchase rights, none of which are included in these projections.

The following table provides Air Canada’s current and planned committed capital expenditures and the related financing arrangements as at December 31, 2007.  The table also reflects the letters of intent for the sale and leaseback of four of the Boeing 777 aircraft scheduled for delivery in 2008 as well as the EXIM loan guarantee support, all of which were signed in January 2008.

Projected planned and committed
Capital expenditures ($ millions) (1)(2)	2008	2009	2010	2011	2012	Thereafter

Projected committed expenditures	$ 555	$ 102	$ 760	$ 891	$ 692	$ 1,739
Projected planned but uncommitted expenditures	260	205	169	104	70
Total projected expenditures	815	307	929	995	762
Projected financing on committed expenditures	(591)	-	(684)	(804)	(619)
Total projected expenditures, net of financing	$ 224	$ 307	$ 245	$ 191	$ 143

(1)
US dollar amounts are converted using the December 31, 2007 noon day rate of 1US$ = Cdn$0.9881. Final aircraft delivery prices include estimated escalation and interest on deferred delivery payments, which is calculated based on the 90-day USD LIBOR rate at December 31, 2007.

(2)	The dollar amounts reflected above do not include obligations pertaining to day-to-day operations.

9.6.        Air Canada Fleet

Air Canada’s operating fleet at December 31, 2007 (excluding aircraft operated by Jazz under the Jazz CPA) was as follows:

	Total seats	Number of operating aircraft (1)	Average age	Owned (2)	Capital Lease (2)	Consolidated under AcG-15(2)	Operating Lease
Air Canada
Widebody Aircraft
Boeing 777-300	349	5	0.6	4	-	-	1
Boeing 777-200	270	3	0.3	3	-	-	-
Boeing 767-300	203-222	31	14.4	1	6	6	18
Boeing 767-200	207	10	20.7	10	-	-	-
Airbus A340-300	285-286	5	9.8	-	5	-	-
Airbus A330-300	274	8	7.2	-	8	-	-
Narrowbody Aircraft				-	-	-	-
Airbus A321	166-174	10	5.8	-	-	5	5
Airbus A320	140	41	14.7	-	-	-	41
Airbus A319	120	37	9.7	-	17	15	5
Embraer 190	93	42	0.9	42	-	-	-
Embraer 175	73	15	2.3	15	-	-	-
Total		207	9.0	75	36	26	70

(1)	Excludes aircraft which have been removed from service.
(2)
Owned aircraft as well as capital leases and leases consolidated under AcG-15 are carried on Air Canada’s statement of financial position.  Owned aircraft include aircraft financed under conditional sales agreements.

2007 Management’s Discussion and Analysis

In order to support the expansion of its international operations, Air Canada is progressively introducing Boeing 777 aircraft into its fleet with nine Boeing 777 aircraft delivered to date.

The following table provides the existing and planned fleet changes to Air Canada’s fleet (excluding aircraft operated by Jazz):

		Actual						Planned						Planned 2009 fleet changes
Fleet Plan	Year End 2006	New Deliveries	Sublease to Third Party	Lease returns	Sales	Parked	Year End 2007	New Deliveries	Sublease/lease to Third Party / Sale by Air Canada	Lease returns	Sales	Parked	Year End 2008		Year End 2009
B777-300	-	5	-	-	-	-	5	6	-	-	-	-	11	1	12
B777-200	-	3	-	-	-	-	3	3	-	-	-	-	6	-	6
B767-300	33	-	-	(2)	-	-	31	-	-	(2)	-	-	29	(1)	28
B767-200	11	-	-	-	-	(1)	10	-	-	-	(4)	(2)	4	-	4
A340-500	2	-	(2)	-	-	-	-	-	-	-	-	-	-	-	-
A340-300(1)	10	-	(3)	(2)	-	-	5	-	(5)	-	-	-	-	-	-
A330-300	8	-	-	-	-	-	8	-	-	-	-	-	8	-	8
A321	10	-	-	-	-	-	10	-	-	-	-	-	10	-	10
A320	47	-	-	(6)	-	-	41	-	-	-	-	-	41	-	41
A319(2)	45	-	(6)	-	(2)	-	37	-	-	(2)	-	-	35	-	35
EMB 190	18	24	-	-	-	-	42	3	-	-	-	-	45	-	45
EMB 175	15	-	-	-	-	-	15	-	-	-	-	-	15	-	15
Total	199	32	(11)	(10)	(2)	(1)	207	12	(5)	(4)	(4)	(2)	204	-	204
Average age (years)	9.6						9.0						9.0		9.9

(1)
Two Airbus A340-300 aircraft were retired from service prior to December 31, 2007. One of the aircraft is pending its return to the lessor and the second aircraft is pending its sublease to a third party.

(2)	One Airbus A319 aircraft was retired from service prior to December 31, 2007 pending its sale.

Pursuant to the Jazz CPA, Jazz operates 133 aircraft with an average age of 12.5 years comprised of the following aircraft:

•	24 Bombardier CRJ-100 aircraft;
•	33 Bombardier CRJ-200 aircraft;
•	16 Bombardier CRJ-705 aircraft;
•	26 Dash 8-300 aircraft; and
•	34 Dash 8-100 aircraft.

2007 Management’s Discussion and Analysis

9.7.        ACE Share Information

At January 31, 2008, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

Number of shares (000)	At January 31, 2008

Issued and outstanding common shares
Class A variable voting shares	40,643
Class B voting shares	15,393
Total issued and outstanding common shares	56,036

Common shares potentially issuable
Convertible preferred shares	11,338
Convertible notes	12,600
Stock options	1,678
Total common shares potentially issuable	25,616

Total outstanding and potentially issuable common shares	81,652

On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion under the terms of a substantial issuer bid.  No convertible preferred shares of ACE were deposited on an as converted basis under the offer.

In connection with the distributions of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE, the conversion rate of the 4.25% Convertible Senior Notes, due 2035 (“Convertible Notes”) to Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes, was adjusted to 37.6879 as at December 31, 2007.  Effective January 11, 2008, the conversion rate was further adjusted to 39.0341.

In accordance with the terms of the ACE stock option plan, each distribution triggered an adjustment to the weighted average exercise price and the number of options outstanding.  Effective on the applicable dates of the distributions, the adjustments were applied to all unexercised ACE stock options, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the Convertible Notes.  In relation to the January 10, 2007 distribution, the weighted average option exercise price and number of options outstanding was amended from $26.04 and 3,570,390 options to $20.95 and 4,436,644 options.  In relation to the March 14, 2007 distributions, the weighted average option exercise price and number of options outstanding was amended from $22.02 and 3,397,496 options to $18.76 and 3,989,011 options.  In relation to the May 24, 2007 distributions, the weighted average option exercise price and number of options outstanding was amended from $18.53 and 3,854,370 options to $15.98 and 4,466,744 options.

The Board of ACE resolved to vest all of the remaining unvested ACE stock options under the rules of the ACE stock option plan and as accepted by the TSX, effective November 12, 2007.  In 2007, 3,665,774 stock options were exercised.

2007 Management’s Discussion and Analysis

10. Related Party Transactions

At December 31, 2007, ACE had a 75% ownership interest in Air Canada.  Air Canada has various related party transactions with ACE and other ACE-related entities, including Aeroplan, Jazz and ACTS Aero.   ACTS Aero conducts the business operated by ACTS prior to the ACTS monetization completed on October 16, 2007.

The Relationship between Air Canada and Aeroplan

At December 31, 2007, ACE had a 20.1% ownership interest in Aeroplan Income Fund.  Aeroplan operates a loyalty program which provides loyalty marketing services to its customers.  The transactions between Air Canada and Aeroplan described below are recorded at the exchange amount and are settled by netting amounts payable against amounts receivable in accordance with the intercompany agreements with any outstanding balance paid in the subsequent period.  Accordingly, at December 31, 2007 and December 31, 2006, the amounts have been presented on a net basis as the parties intend to settle on a net basis.

Aeroplan Commercial Participation and Services Agreement (Aeroplan CPSA)

Air Canada and Aeroplan are parties to the Aeroplan CPSA dated June 9, 2004.  Pursuant to the Aeroplan CPSA, Air Canada allocates 8% of the seat capacity to Aeroplan on the flights operated by Air Canada and Jazz and certain other air carriers under the Air Canada code (collectively, the "AC Flights") at a fixed redemption cost. In 2007, the rates charged for such seat capacity were renegotiated in accordance with the Aeroplan CPSA for the period January 1, 2008 through to December 31, 2010. Aeroplan may also purchase an unlimited number of available seats based on published fares with a variable discount depending on the fare product. Any adjustment to this variable discount is based on an identified set of parameters. The Aeroplan CPSA also provides that Aeroplan will be charged the lowest fares charged to any other loyalty program taking into account Aeroplan’s volume purchase of Air Canada’s seat inventory.   The Aeroplan CPSA expires June 29, 2020 with four automatic renewals of five year each, unless either party provides notice of its intention not to renew at least twelve months prior to the expiry of the applicable term.

Air Canada is one of Aeroplan’s leading partners and it pays a fee to participate in the Aeroplan program, which fee is based on the Aeroplan miles awarded to Aeroplan members who are Air Canada customers traveling on AC Flights. Aeroplan is required to purchase a minimum number of reward travel seats on AC Flights annually, 2007 - $171 million (2006 - $170 million), which number is a function of Aeroplan’s consumption of seats in the three preceding calendar years. Moreover, Air Canada is required to purchase a minimum number of Aeroplan miles annually.

The Aeroplan CPSA also provides that Aeroplan shall, in return for a service fee, manage Air Canada’s frequent flyer tier membership program for Air Canada Super Elite™, Elite™ and Prestige™ customers, as well as perform certain marketing and promotion services for Air Canada, including call centre services for the frequent flyer tier membership program.

Aeroplan Master Services Agreement (Aeroplan MSA)

Air Canada and Aeroplan are parties to the Aeroplan MSA effective January 1, 2005 pursuant to which Air Canada provides certain services to Aeroplan in return for a fee based on Air Canada's fully-allocated cost of providing such services to Aeroplan plus a mark-up to reflect overhead and administrative costs. Pursuant to the Aeroplan MSA, Air Canada provides Aeroplan with infrastructure support which is mostly administrative in nature, including information technology, human resources, finance and accounting, and legal services.

Aeroplan General Services Agreement (GSA)

Air Canada and Aeroplan are parties to the Aeroplan GSA effective January 1, 2005 pursuant to which Air Canada provides Aeroplan with the services of a group of call centre employees of Air Canada. Aeroplan must reimburse Air Canada for all costs, including salary and benefits, related to the call centre employees on a fully-allocated basis. With regard to the shortfall in the pension plan maintained by Air Canada which covers, among others, these call centre employees, Aeroplan has agreed to pay an amount not to exceed $11 million over a six year period to compensate Air Canada for call centre employees' share of the unfunded Air Canada pension liability.

2007 Management’s Discussion and Analysis

Either party may, subject to collective agreements of the employees assigned to Aeroplan, terminate the GSA upon six months notice

Trademark License Agreement

Pursuant to a Trademark License Agreement effective May 13, 2005, Air Canada and Aeroplan have granted each other reciprocal royalty-free, non-exclusive, non-sublicensable, non-assignable rights to use certain of each other’s trademarks around the world which incorporate their names or logos, solely in association with the Aeroplan Program.

The Relationship between Air Canada and Jazz

At December 31, 2007, ACE had a 20.1% indirect ownership interest in Jazz Air Income Fund.  On January 24, 2008, ACE reduced its ownership interest in Jazz Air Income Fund to 9.5%.  Air Canada has no ownership interest in Jazz. Jazz is consolidated in Air Canada’s consolidated financial statements under AcG-15 up to May 24, 2007.  Jazz is still considered to be a variable interest entity to Air Canada however Air Canada is no longer the primary beneficiary under AcG-15.  Air Canada and Jazz negotiate transactions between each other as unrelated parties and on an arm’s length basis.  The deconsolidation of Jazz does not impact any of the contractual arrangements between Air Canada and Jazz.

Jazz Capacity Purchase Agreement (Jazz CPA)

Air Canada and Jazz are parties to the Jazz CPA, effective January 1, 2006 pursuant to which Air Canada purchases substantially all of Jazz’s fleet capacity based on predetermined rates, in addition to reimbursing Jazz, without mark-up, for certain pass-through costs as defined in the Jazz CPA which include fuel, airport and navigation fees.  The fees include both a variable component that is dependent on Jazz aircraft utilization and a fixed component.    The initial term of the Jazz CPA expires December 31, 2015.  There are two automatic renewal periods of five years each, subject to either party’s right not to renew by notice at least one year prior to the expiration of the then applicable term.  The rates under the Jazz CPA are subject to periodic adjustment with the next adjustment scheduled for the start of 2009.

Jazz Master Services Agreement (Jazz MSA)

Air Canada and Jazz are parties to the Jazz MSA pursuant to which Air Canada provides certain services to Jazz in return for a fee based on the fair market value of the services provided by Air Canada to Jazz.  Pursuant to the Jazz MSA, Air Canada provides Jazz with infrastructure support consisting principally of administrative services in relation with information technology, corporate real estate, environmental affairs and legal services.  Jazz benefits from certain information technology services available to Air Canada from third parties and from Air Canada’s internal information technology resources.

Either Air Canada or Jazz may elect to terminate any services under the Jazz MSA (without terminating the whole Jazz MSA) or the entire Jazz MSA upon one year’s prior written notice.  The Jazz MSA terminates upon the termination of the Jazz CPA.

Jazz Trademark License Agreements

Air Canada and Jazz are parties to the Jazz Trademark License Agreement pursuant to which Air Canada has granted Jazz a royalty-free, non-exclusive, non-sublicensable, non-assignable right to use certain trademarks owned or registered by Air Canada around the world including “Jazz” and certain trademarks which incorporate the Air Canada name, and/or Air Canada’s roundel design, solely in association with the Jazz business.  The Jazz Trademark License Agreement can be terminated in the event that the Jazz CPA is terminated.  However, Air Canada and Jazz have also entered into a Jazz Special Trademark Agreement which would grant all of Air Canada’s rights to the Jazz trademark to Jazz (and preclude Air Canada from using the Jazz trademark or licensing the Jazz trademark to third parties) upon the occurrence of certain events involving (i) the expiration or termination of the Jazz CPA if, at such time, Jazz is no longer an affiliate of Air Canada; (ii) the occurrence of a change of control pursuant to which Jazz ceases to be an affiliate of Air Canada if, at or prior to such time, the Jazz CPA has expired or has been terminated; or (iii) the sale or transfer of all or substantially all of the assets or business of Jazz to a third party that is not an affiliate of Air Canada if, at or prior to such time, the Jazz CPA has expired or has been terminated.

2007 Management’s Discussion and Analysis

Air Canada and Jazz are also parties to a number of lease agreements pursuant to which Jazz leases or subleases, from Air Canada, certain premises at airports across Canada.

The Relationship between Air Canada and ACTS

ACTS was a wholly-owned subsidiary of ACE providing full-service maintenance, repair and overhaul services. On October 16, 2007, ACE sold substantially all of the assets and liabilities of ACTS to ACTS Aero.  ACTS Aero conducts the business previously operated by ACTS.  As at December 31, 2007, ACE has a 23% interest in ACTS Aero.

The ACTS Maintenance Agreements, the ACTS Master Services Agreement, the ACTS Trademark License Agreement, the Repair Schemes and Non-Compete Agreement and the ACTS General Services Agreements, all between Air Canada and ACTS and described below were assigned from ACTS to ACTS Aero upon closing of the monetization of ACTS.  On closing of the ACTS monetization, Air Canada recorded proceeds of $28 million for the sale of a building to ACTS Aero, $17 million for the settlement of a intercompany note with ACTS, $20 million pursuant to the transfer of repair schemes and as described below and the funding of a letter of credit in the amount of $101 million related to a “Pension and Benefits Agreement” as described below.  ACTS Aero is a related party to the Corporation due to ACE’s investment in both entities.

ACTS Maintenance Agreements

ACTS Aero and Air Canada are parties to a general terms and related services agreements effective October 1, 2006, pursuant to which ACTS Aero provides technical services to Air Canada including engine and auxiliary power unit maintenance services, aircraft heavy maintenance services (excluding line and cabin maintenance services which are provided by Air Canada), component maintenance services, paint services, training services and ancillary services. ACTS Aero serves as Air Canada's exclusive repair agency in respect of aircraft heavy maintenance, engine maintenance, auxiliary power unit maintenance services as well as for maintenance services relating to certain components. ACTS Aero serves as Air Canada's non-exclusive repair agency in respect of other services provided. Except for the services agreement relating to aircraft heavy maintenance services which expires in October 2011 and the services agreement relating to paint services which expires in October 2009, each of the agreements referred to above expires in October 2013.

ACTS Aero and Jazz are parties to a component maintenance agreement (the “ACTS-Jazz Agreement”) dated August 1, 2005, pursuant to which ACTS Aero provides selected maintenance, repair, overhaul and related services with respect to Jazz’s CRJ regional jets. Pursuant to the ACTS-Jazz Agreement, ACTS Aero serves as Jazz’s exclusive repair agency to provide component repair and overhaul work on parts which can be removed from the aircraft in respect of CRJ-100/200 and common CRJ-705 parts not performed internally by Jazz employees.  The initial term of the ACTS-Jazz Agreement expires in August 2015 and it is renewable for three successive two-year periods.  Jazz amounts with ACTS are not reported for the period after Jazz’s deconsolidation on May 24, 2007.

ACTS Master Services Agreement (ACTS MSA)

ACTS Aero and Air Canada are parties to an amended and restated master services agreement (the “ACTS MSA”), effective January 1, 2007, pursuant to which Air Canada provides ACTS Aero with services including infrastructure support and services which are mostly administrative in nature, including information technology, human resources, finance and accounting, and claims services in return for fees paid by ACTS Aero to Air Canada.  ACTS Aero may elect to terminate any services under the ACTS MSA or the entire ACTS MSA upon six months' prior written notice, with the exception of services relating to information technology which ACTS Aero cannot terminate prior to the expiry of the ACTS MSA. Air Canada may elect to terminate any services under the ACTS MSA or the entire ACTS MSA upon 18 months' prior written notice.

2007 Management’s Discussion and Analysis

ACTS Trademark License Agreement

ACTS Aero and Air Canada are parties to a trademark license agreement (the “ACTS Trademark License Agreement”), effective September 30, 2004, pursuant to which Air Canada has granted ACTS Aero a royalty-free, non-exclusive, non-assignable right to use certain Air Canada trademarks which incorporate the Air Canada name, and Air Canada's roundel design, solely in association with the provision of heavy maintenance, component maintenance and supply chain business services in Canada and the United States.  The ACTS Trademark License Agreement was amended on closing of monetization of ACTS to provide for the termination of the agreement on October 16, 2008.

ACTS General Services Agreements

ACTS Aero and Air Canada are parties to an amended and restated general services agreement (the “ACTS GSA”), effective as of June 22, 2007 pursuant to which Air Canada provides ACTS Aero with the services of a group of unionized employees for which Air Canada is reimbursed by ACTS Aero for all costs, including salary and benefits, on a fully allocated basis. Non-unionized employees, previously assigned to ACTS under another general services agreement, were transferred to ACTS on October 16, 2007.  The ACTS GSA may be terminated by either party at any time upon 30 days' prior written notice.

Real Estate Agreements

As part of the closing of the monetization of ACTS, Air Canada sold a building to ACTS Aero for proceeds of $28 million effective as of October 16, 2007.  In connection with the sale, Air Canada and ACTS Aero entered into a land sublease for certain land contiguous with the building and a service contract whereby Air Canada provides ACTS Aero certain services related to the operation of the building.

ACTS Aero and Air Canada are parties to a master lease agreement, effective as of October 1, 2006, pursuant to which ACTS Aero leases space from Air Canada at the Vancouver, Winnipeg, Toronto and Montreal airports.

Pension and Benefits Agreement

Air Canada, ACTS LP and ACTS Aero entered into a Pension and Benefits Agreement effective as of October 16, 2007 (“Pension and Benefits Agreement”), relating to pension and benefits arrangements pertaining to non-unionized and unionized employees of Air Canada who were previously assigned to ACTS LP pursuant to general services agreements between Air Canada and ACTS LP. On October 16, 2007, non-unionized employees of Air Canada who were previously assigned to the ACTS LP operation became employees of ACTS Aero.  New defined benefit and defined contribution pension plans as well as other employee and retiree benefit arrangements (including health, life and disability) are to be established by ACTS Aero (the “ACTS Benefit Arrangements”).  Upon receipt of regulatory approval where required and based upon valuations of the relevant pension and benefit arrangements of Air Canada (the “Air Canada Benefit Arrangements”) as at October 16, 2007, the assets and obligations under the Air Canada Benefit Arrangements pertaining to the transferring non-unionized employees will be transferred to ACTS Aero or the ACTS Benefit Arrangements, as applicable.  Any solvency deficiency in the defined benefit pension plans as at October 16, 2007 related to transferring non-unionized employees will be funded by Air Canada through quarterly payments to ACTS Aero until 2014.  The accounting liability as at October 16, 2007 in respect of retiree and disability benefits related to transferring non-unionized employees will be funded by Air Canada through quarterly payments to ACTS Aero until 2012.  Until such future time as the assets and obligations under the Air Canada Benefit Arrangements pertaining to non-unionized employees may be transferred to ACTS Aero, the current service pension cost and the current service and interest costs for other employee benefits will be expensed by Air Canada with a full offset recorded as an amount charged to affiliates (ACTS Aero).

In addition, the Pension and Benefits Agreement contemplates similar asset and liability transfer and compensation arrangements in respect of unionized employees, which arrangements would take effect at such future time as those unionized employees may be transferred from Air Canada to ACTS Aero.  However, the solvency deficiencies in respect of transferring unionized employees for which the future quarterly compensation payments would be made are determined as at October 16, 2007, subject to certain adjustments, and the discount rate used to compute the accounting liability for the unionized employees’ retiree and disability benefits is fixed as at October 16, 2007.  The compensation payments in respect of these

2007 Management’s Discussion and Analysis

solvency deficiencies and accounting liabilities would be made quarterly during the five years beginning after the unionized employees are transferred to ACTS Aero, but only if such a transfer occurs.  Until such future time as the assets and obligations under the Air Canada Benefit Arrangements pertaining to unionized employees may be transferred to ACTS Aero, the current service pension cost and the current service and interest costs for other employee benefits in respect of Air Canada employees providing services to ACTS Aero are charged to ACTS Aero.

The Pension and Benefits Agreement also required that Air Canada provide letters of credit to ACTS Aero on October 16, 2007, to secure the above-described payment obligations in respect of the solvency deficiencies of the defined benefit pension plans and accounting liabilities for other retiree and disability benefit arrangements. The letters of credit total $101 million, subject to adjustment once the exact amounts of the relevant solvency deficiencies and accounting liabilities as at October 16, 2007 are determined by actuarial valuations.  The face amount of the letter of credit in respect of the unionized solvency deficiency is also adjusted annually to recognize past service costs paid by Air Canada to the plan in respect of unionized employees assigned to ACTS Aero.  The face amounts of the letters of credit decrease as the related quarterly funding payments described above are made.  ACTS Aero may call the letters of credit in whole or in part, in the event of a default as defined in the Pension and Benefits Agreement.  Collateral equal to the amount of the letters of credit was paid in cash with the asset recorded in deposits and other assets.

Non-Compete and Repair Schemes Transfer Agreement

ACTS Aero and Air Canada are parties to a non-compete and repair schemes transfer agreement, effective as of October 16, 2007 (the “Repair Schemes and Non-Compete Agreement”).  Generally described, repair schemes are processes and methods which may be used in the maintenance and repair of aircraft and related equipment.  The Repair Schemes and Non-Compete Agreement confirmed an arrangement and provides for the sale from Air Canada to ACTS Aero (as successor to ACTS) of an undivided joint ownership interest in repair schemes owned by Air Canada or approved under Air Canada’s airworthiness engineering organization as well as the sale from ACTS Aero to Air Canada of an undivided joint ownership interest in the repair schemes owned or developed by ACTS Aero and applicable to airframe heavy maintenance services provided by ACTS Aero to Air Canada under the parties’ airframe heavy maintenance services agreement. However, in September 2004, as part of the implementation of the Corporation’s plan of arrangement under the Companies’ Creditors Arrangement Act, the Corporation had already granted ACTS full and exclusive right to these schemes on a royalty-free basis.

The Repair Schemes and Non-Compete Agreement also restricts Air Canada’s ability to own any equity interest in an entity (other than entities in which Air Canada previously held interests), or to carry on a business activity, related to the following commercial maintenance, repair and overhaul services in the airline industry, namely, airframe heavy maintenance and paint services, engine and auxiliary power unit (“APU”) overhaul maintenance services, and component maintenance services. The applicable non-compete periods are as follows:

•
With respect to airframe heavy maintenance services and paint services, the non-compete period ends one year after the current heavy maintenance services agreement is terminated or expires (the current term of the heavy maintenance services agreement expires October 1, 2011);

•	With respect to engine and APU overhaul maintenance services, the non-compete period ends on October 1, 2015; and

•	With respect to component maintenance services, the non-compete period ends on October 1, 2016.

The Repair Schemes and Non-Compete Agreement does not restrict Air Canada from holding interests in any entities in which it held interests at the time of concluding the agreement nor does it limit Air Canada’s line maintenance activities which it continues to operate.

In consideration for the transfer of repair schemes, Air Canada received $20 million in 2007.

2007 Management’s Discussion and Analysis

Loan and Prepayment Agreements between ACTS and Air Canada

Pursuant to a Prepayment Agreement dated October 26, 2006, Air Canada prepaid an amount of approximately $595 million to ACTS Limited Partnership (the predecessor to ACTS LP and ACTS Aero) under the ACTS Maintenance Agreements for the estimated equivalent of 12 months of service to be rendered to Air Canada under the ACTS Maintenance Agreements starting on November 1, 2006. The amount of such prepayment was immediately loaned back by ACTS to Air Canada pursuant to a loan agreement dated October 26, 2006. Such loan was non-interest bearing and repayable in instalments starting on November 1, 2006. The amount of the instalments was equal to the amount that would otherwise have been payable by Air Canada under the ACTS Maintenance Agreements and became due and payable on the day on which the amount became payable under the ACTS Maintenance Agreements. Repayment of the entire amount of the loan was completed in 2007.

The Relationship between Air Canada and ACE

Air Canada Vacations

In 2007, ACE sold its 49% interest in Air Canada Vacations to Air Canada.  Air Canada Vacations is now 100% owned by Air Canada.  Air Canada Vacations remains consolidated within the results of the Corporation.

Share purchase rights sold by Air Canada to ACE

During 2007, Air Canada entered into an aircraft transaction with an unrelated third party whereby partial consideration was paid to Air Canada in the form of a right to acquire shares of the unrelated third party.  The transaction related to the sale by Air Canada of two Airbus A319 aircraft and the sublease by Air Canada of an additional two Airbus A319 aircraft, all of which was completed in 2007 with the exception of one of the owned A319 aircraft, which was completed in January 2008.  Air Canada sold the right to acquire shares received from the unrelated third party to ACE, at fair value, for proceeds of $1 million.

Warrants purchased from ACE

During 2007, Air Canada purchased certain share warrants held by ACE for consideration of $4 million.  These warrants are for the purchase of shares of an unrelated third party from which Air Canada purchases services.

ACE Master Services Agreement (ACE MSA)

Air Canada provides certain administrative services to ACE in return for a fee. Such services relate to finance and accounting, information technology, human resources and other administrative services.

2007 Management’s Discussion and Analysis

The related party balances resulting from the application of the commercial agreements were as follows:

($ millions)	2007
Accounts receivable
Aeroplan (Air Canada)	$ 20
Aeroplan - distribution receivable (ACE)	3
Jazz (Air Canada)	85
Jazz - distribution receivable (ACE)	2
ACTS Aero (Air Canada)	99
$ 209
Accounts payable and accrued liabilities
Jazz (Air Canada)	$ 71
ACTS Aero (Air Canada)	88
$ 159

The related party revenues and expenses with Aeroplan (period from March 14, 2007 to December 31, 2007), Jazz (period from May 24, 2007 to December 31, 2007) and ACTS Aero (period from October 16 to December 31, 2007) are summarized as follows:

($ millions)	2007
Revenues
Revenues from Aeroplan related to Aeroplan rewards net of purchase of Aeroplan miles	$ 137
Property rental revenues from related parties	11
Revenues from corporate services and other	24
Aircraft sublease revenues from Jazz	14
Air Canada Ground Handling revenues from Jazz	33
Maintenance revenue from Jazz (ACTS)	21
$ 240
Expenses
Maintenance expense for services from ACTS/ACTS Aero	$ 107
Expense from Capacity Purchase Agreement with Jazz	537
Pass through fuel expense from Jazz	197
Pass through airport expense from Jazz	120
Pass through other expense from Jazz	17
Other expenses	9
Recovery of wages, salary and benefit expense for employees assigned to related parties	(43)
$ 944

In addition to the above revenues and expenses with Jazz, Air Canada transfers fuel inventory and subleases certain aircraft to Jazz on a flow through basis, which are reported net on Air Canada’s statement of operations.

2007 Management’s Discussion and Analysis

11. Off-Balance Sheet Arrangements

The following is a summary of the Corporation’s more significant off-balance sheet arrangements.

Guarantees

Performance Obligations Relating to Aircraft Leasing Agreements

With respect to 45 Air Canada aircraft leases, the difference between the amended rents as a result of the implementation of the Plan of Reorganization, Compromise and Arrangement (the “Plan”) under the Companies’ Creditors Arrangement Act (“CCAA”) on September 30, 2004 and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates. Rent expense is being recorded on the renegotiated lease agreements and any liability would be recorded only at the time management believes the amount is likely to occur.

Guarantees in Fuel Facilities Arrangements

Air Canada participates in fuel facility arrangements operated through fuel facility corporations ("Fuel Facility Corporations"), along with other airlines that contract for fuel services at various major airports in Canada. The Fuel Facility Corporations operate on a cost recovery basis. The purpose of the Fuel Facility Corporations is to own and finance the system that distributes the fuel to the contracting airlines, including leasing the land rights under the land lease. The aggregate debt of the five Fuel Facility Corporations in Canada that have not been consolidated by Air Canada under AcG-15 was approximately $119 million as at December 31, 2007 ($108 million as at December 31, 2006), which is Air Canada’s maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. Air Canada’s views this loss potential as remote. Each contracting airline participating in a Fuel Facility Corporation shares pro-rata, based on system usage, in the guarantee of this debt.

Indemnification Agreements

Air Canada enters into real estate leases or operating agreements, which grant a license to Air Canada to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for Air Canada, as the lessee, to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Corporation's use or occupancy of the leased or licensed premises. Exceptionally, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, Air Canada typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing or leasing agreements, Air Canada typically indemnifies the financing parties, trustees acting on their behalf and other related parties and/or lessors against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct. In addition, in aircraft financing or leasing transactions, including those structured as leveraged leases, Air Canada typically provides indemnities in respect of various tax consequences including in relation to the leased or financed aircraft, the use, possession, operation, maintenance, leasing, subleasing, repair, insurance, delivery, import, export of such aircraft, the lease or finance arrangements entered in connection therewith, changes of law and certain income, commodity and withholding tax consequences.

When Air Canada, as a customer, enters into technical service agreements with service providers, primarily service providers who operate an airline as their main business, Air Canada has from time to time agreed to indemnify the service provider against liabilities that arise from third party claims, whether or not these liabilities arise out of or relate to the negligence of the service provider, but excluding liabilities that arise from the service provider's gross negligence or willful misconduct.

2007 Management’s Discussion and Analysis

Under its general by-laws, Air Canada has indemnification obligations to its directors and officers. Pursuant to such obligations, the Corporation indemnifies these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to Air Canada.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. Air Canada expects that it would be covered by insurance for most tort liabilities and certain related contractual indemnities described above.

2007 Management’s Discussion and Analysis

12. Derivatives and Financial Instruments

Air Canada manages its currency risk, interest rate risk and market risk through the use of various foreign exchange, interest rate and fuel derivative financial instruments.

Fuel Price Risk Management
To manage its exposure to jet fuel prices and minimize volatility in operating cash flows, Air Canada enters into derivative contracts with financial intermediaries.  As at December 31, 2007, Air Canada had mainly collar options and swap structures in place to hedge a portion of its anticipated jet fuel requirement over the 2008, 2009 and 2010 periods.  Air Canada uses derivative contracts on jet fuel and also on other crude oil-based commodities, such as heating oil and crude oil, due to the relative limited liquidity of jet fuel derivative instruments on a medium to long term horizon, since jet fuel is not traded on an organized futures exchange.  Air Canada does not purchase or hold any derivative financial instruments for trading purposes.

As at December 31 2007, Air Canada had hedged 20% of its projected fuel requirement for 2008, 3% of its projected fuel requirement for 2009 and 2% of its fuel requirement for 2010.  Since December 31, 2007, Air Canada has entered into new hedging positions, using swap and costless collar option structures, which have added 8% coverage to 2008, 3% coverage to 2009 and 1% coverage to 2010.  2008 is hedged at prices that can fluctuate between an average of US$101 to US$103 per barrel for jet-fuel based contracts, an average of US$94 to US$98 per barrel for heating oil-based contracts and an average of US$61 to US$68 per barrel for West Texas Intermediate (WTI) crude-oil based contracts.

Air Canada designates certain of its fuel derivatives as cash flow hedges and applies hedge accounting as prescribed under CICA section 3865, Hedges.  Air Canada also holds certain fuel derivatives instruments that do not qualify for hedge accounting.  Management believes that these derivatives constitute good economic hedges in managing Air Canada’s exposure to jet fuel prices.  These contracts, classified as economic hedges, are recorded at fair value at each balance sheet date and the change in fair value is recognized in non-operating income (expense) when it occurs.

Fuel derivative instruments designated under hedge accounting result in all period changes in the fair value of the hedging items that are considered effective being recorded in Accumulated Other Comprehensive Income (“AOCI”) until the underlying jet fuel is consumed.  Upon maturity of the hedging item, the effective gains and losses are recorded in fuel expense.  The ineffective component of the change in fair value is recorded in non-operating income (expense).  Air Canada is exposed to the risk that periodic changes in fair value will not be perfectly effective.  As defined by Air Canada’s fuel hedging policy, ineffectiveness results when the change in the derivative’s fair value does not perfectly offset the change in the intrinsic value of the anticipated jet fuel purchase.  The ineffective portion relating to the change in a derivative’s intrinsic value is calculated by comparing it to the change in intrinsic value of a proxy perfect hedge based on Air Canada’s jet fuel weighted average price.  As Air Canada’s current policy does not take into account variables affecting fair value such as volatility and time value of money, a significant component of the change in fair value of outstanding fuel derivatives may be recorded as ineffective under the current policy.

Ineffectiveness is inherent in hedging diversified jet fuel purchases with derivative positions in crude oil and related commodities and in the differences between intrinsic values and fair values of the derivative instruments, especially given the magnitude of volatility observed in oil market prices.  Air Canada is unable to predict the amount of ineffectiveness that could be recorded for each period.  This may result, and has resulted, in increased volatility in the accounting results of Air Canada but has no impact on the underlying cash flows.

The following information summarizes the financial statement impact of derivatives designated under fuel hedge accounting before the impact of tax:

•	The fair value of outstanding fuel derivatives under hedge accounting at December 31, 2007 was $67 million in favour of Air Canada.

•	The 2007 benefit to fuel expense for the year ended December 31, 2007 was $31 million.

2007 Management’s Discussion and Analysis

•
The non-operating income (expense) for the year ended December 31, 2007 was $12 million.  The amount in non-operating income (expense) represents the ineffective portion of the fair value change in items under hedge accounting.

•
The effective change in the fair value of derivatives recorded in OCI for the period was $110 million before tax expense of $28 million.  OCI amounts for the year ended December 31, 2007 are presented net of this tax expense in Air Canada’s consolidated statement of comprehensive income.

•	The estimated net amount of existing gains and losses reported in AOCI that is expected to be reclassified to net income during 2008 is $68 million.

The following provides the changes in fair value of derivatives not designated under hedge accounting, but held as economic hedges before the impact of tax during the year ended December 31, 2007:

•	The fair value of outstanding fuel derivatives not under hedge accounting at December 31, 2007 was $10 million in favour of Air Canada.

•
The non-operating income for the year ended December 31, 2007 was $26 million.  The amount in non-operating income (expense) represents the change in fair value of these contracts (realized and unrealized) since December 31 2006.

Foreign Exchange Risk Management
Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates.  As at December 31, 2007, Air Canada had entered into foreign currency forward contracts and option agreements on US$2.158 billion and EUR$18 million of future purchases in 2008 and 2009.  The fair value of these foreign currency contracts as at December 31, 2007 was $124 million in favour of the counterparties (December 31, 2006 - $25 million in favour of Air Canada on US$503 million of future purchases in 2007).  These derivative instruments have not been designated as hedges for accounting purposes.  The unrealized loss has been recorded in foreign exchange gain (loss).

Air Canada has entered into currency swap agreements for 16 CRJ operating leases until lease terminations between 2007 and 2011.  During 2007, five currency swaps were settled with a fair value of $10 million (which was equal to carrying value) (December 31, 2006 - $10 million in favour of the counterparties).  Air Canada has 11 currency swap agreements remaining. These currency swaps with third parties have a nominal fair value in favour of Air Canada as at December 31, 2007 (December 31, 2006 — $3 million favour of Air Canada). The notional amount under these swaps is US$79 million as at December 31, 2007 (December 31, 2006 – US$88 million).  These have not been designated as hedges for hedge accounting purposes.

Interest Rate Risk Management
Air Canada enters into forward interest rate agreements to manage the risks associated with interest rate movement on US dollar and Canadian dollar floating rate debt. During 2006, Air Canada entered into 19 interest rate swaps with a notional value of US$414 million to receive floating rates and pay a weighted average fixed rate of 5.81% for the debt to be arranged in relation to the financing of Embraer 190 aircraft between June 2006 and February 2008. The swaps have 15-year terms from the expected delivery date of the aircraft and their maturities range from June 2021 to December 2022. Air Canada has been settling the interest rate swaps upon delivery of the related aircraft. Air Canada did not apply hedge accounting to these derivative instruments. As at December 31, 2007, one contract remains outstanding with a fair value of $2 million in favour of the counterparty.  (December 31, 2006 - $13 million in favour of the counterparty for 12 contracts outstanding).  During 2007, 11 contracts were settled at a net loss of $10 million.

Air Canada has entered into two interest rate swap agreements with a term to January 2024 which convert lease payments related to two Boeing 767 aircraft leases consolidated under AcG-15 from fixed to floating rates.  These have not been designated as hedges for accounting purposes.  As at December 31, 2007, these two swaps have a fair value of $7 million in favour of Air Canada ($4 million in favour of Air Canada as at December 31, 2006).  The notional amount under these two swaps is US$104 million as at December 31, 2007 (December 31, 2006 – US$112 million).

2007 Management’s Discussion and Analysis

Statement of Consolidated Financial Position - Fair Values of Financial Instruments
The carrying amounts reported in the Corporation’s consolidated statement of financial position for cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments.

The carrying amounts of foreign currency and interest rate swaps and fuel derivatives is equal to the fair value, which is based on the amount at which they could be settled based on estimated current market rates.

The following is a comparison of fair value versus carrying value of the Corporation’s long-term debt and capital lease obligations, as at December 31, 2007, which was estimated using valuation techniques based on current market rates of interest for similar financial liabilities:

($ millions)	Carrying Value	Estimated Fair Value
Direct Corporation debt	$ 2,551	$ 2,611
Convertible Senior Notes	273	273
Debt consolidated under AcG-15	896	933
Capital lease obligations	972	1,127
	$ 4,692	$ 4,944

Concentration of Credit Risk
The Corporation does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals, often through the use of major credit cards, through geographically dispersed travel agents, corporate outlets, or other airlines, often through the use of major credit cards.

Asset-Backed Commercial Paper (ABCP)
Air Canada holds $37 million ($29 million net of a fair value adjustment) in a non-bank sponsored ABCP which has been recorded in deposits and other assets on the statement of financial position.  These investments, which were scheduled to mature during Quarter 3 2007, were previously recorded in cash and cash equivalents and the transfer to deposits and other assets was reflected as an investing activity on Air Canada’s consolidated statement of cash flows.  An agreement in principle to restructure the ABCP investments was approved by the Pan-Canadian Committee for Third Party Structured ABCP (“Committee”) on December 23, 2007.  The approval of the restructuring, subject to a vote by all investors, is anticipated to occur by March 2008.  Under the terms of the restructuring, all of the ABCP would be exchanged for longer term notes that will match the maturity of the underlying assets in the proposed structure.  Air Canada is not accruing interest on these investments.

During 2007, Air Canada recorded a charge of $8 million ($5 million after tax) in non-operating income (expense).  The charge is based on a number of assumptions as to the fair value of the investments including factors such as estimated cash flow scenarios and risk adjusted discount rates.  The assumptions used in estimating the fair value of the investments are subject to change, which may result in further adjustments to non-operating results in the future.

2007 Management’s Discussion and Analysis

13. Critical Accounting Estimates

Critical accounting estimates are those that are most important to the portrayal of the Corporation’s financial condition and results of operations. They require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ from those estimates under different assumptions or conditions.

The Corporation has identified the following areas that contain critical accounting estimates utilized in the preparation of its consolidated financial statements:

Passenger and Cargo Revenues
Air Canada passenger and cargo advance sales are deferred and included in current liabilities. Advance sales also include the proceeds from the sale of flight tickets to Aeroplan which provides loyalty program services to the Corporation and purchases seats from Air Canada under the Aeroplan CPSA.  Passenger and cargo revenues are recognized when the transportation is provided, except for revenue on unlimited flight passes which is recognized on a straight-line basis over the period during which the travel pass is valid. Air Canada has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided.

Air Canada performs regular evaluations on the deferred revenue liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures, the complex nature of interline, and other commercial agreements used throughout the industry, historical experience over a period of many years, and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results that are different from estimates, however, these differences have historically not been material.

Employee Future Benefits
Air Canada maintains several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees, including those employees of Air Canada who are contractually assigned to ACTS Aero and Aeroplan.  These employees are members of Air Canada’s sponsored defined benefit pension plans and also participate in Air Canada’s sponsored health, life and disability future benefit plans.  Air Canada’s audited consolidated financial statements for 2007 include all of the assets and liabilities of all sponsored plans of Air Canada. Employee benefits expense reflects a cost recovery which is charged to the related parties for those employees currently performing work for their benefit.  The cost recovery includes current service costs for pensions along with their portion of post-employment and post-retirement benefits based on the actuarial calculation for their specific employee group.  The cost recovery amounted to $40 million for the year ended December 31, 2007.

2007 Management’s Discussion and Analysis

Management makes a number of assumptions in the calculation of both the accrued benefit obligation as well as the pension costs:

	December 31, 2007	December 31, 2006
Weighted average assumptions used to
determine accrued benefit obligation
Discount rate as at period-end	5.75%	5.00%
Rate of compensation increase (1)	2.50%	2.50%

Weighted average assumptions used to
determine pension costs
Discount rate as at period-end	5.00%	5.00%
Expected long-term rate of return on plan assets	7.15%	7.50%
Rate of compensation increase (2)	2.50%	4.00%

(1)
As a result of the pay awards during 2006, a rate of compensation increase of 1.75% was used for the years 2007 and 2008 in determining the net benefit obligation for the pension plan and 2.5% for the remaining years.

(2)	A rate of compensation increase of 2% in 2006 and 2% in 2007 was used in determining the net benefit pension expense.

Discount Rate
The discount rate used to determine the pension obligation was determined by reference to market interest rates on corporate bonds rated "AA" or better with cash flows that approximately match the timing and amount of expected benefit payments.

Expected Return on Assets Assumption
Air Canada’s expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of plan assets. Air Canada’s management, in conjunction with its actuaries, reviews anticipated future long-term performance of individual asset categories and considers the asset allocation strategy adopted by Air Canada, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Asset Allocation
The composition of the domestic registered plan assets and the target allocation consists of the following:

November 30, 2007		November 30, 2006	Target allocation
Equity	58.9%	59.1%	59.0%
Bonds and Mortgages	36.1%	34.7%	41.0%
Short-term and Other	5.0%	6.2%	0.0%
Total	100.0%	100.0%	100.0%

Domestic Registered Plans
For the domestic registered plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund (Fund). The investment return objective of the Fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

•
Equity investments can include convertible securities and are required to be diversified among industries and economic sectors. Foreign equities can comprise 37% to 43% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.

2007 Management’s Discussion and Analysis

•
Bond and mortgage investments are oriented toward risk averse, long-term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities, or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 40% of the total return of the Scotia Capital Universe Bond Index and 60% of the total return of the Scotia Capital Long Term Bond Index.

Similar investment policies are established for the other pension plans sponsored by Air Canada.

Best Estimate of Employer Contributions
Based upon an agreement between Air Canada and representatives of the unionized and non-unionized employees and retirees with respect to the funding of the domestic registered plans, which agreement is subject to approval of the Office of the Superintendent of Financial Institutions (Canada) ("OSFI"), the actual 2006 and 2007 contributions were as follows:

($ millions)	2007 Contributions	2006 Contributions
Past service cost for registered pension plans	$ 134	$ 224
Current service cost for registered pension plans	160	140
Other pension arrangements (1)	84	83
Air Canada (2)	$ 378	$ 447
Jazz	4	8
Consolidated	$ 382	$ 455

(1)	Includes retirement compensation arrangements, supplemental plans and international plans.
(2)	Includes obligations relating to employees who have been assigned to related parties.

Jazz’s employer contributions amounted to $8 million in 2006 and $4 million for the period up to May 24, 2007.

As previously discussed, Air Canada recovers costs relating to some employees who have been contractually assigned to ACTS Aero and Aeroplan. The cost recovery relating to Air Canada’s sponsored defined pension plans amounted to $23 million for 2007 and $33 million for 2006. The cost recovery relating to Air Canada’s sponsored future benefit plans amounted to $17 million for 2007 and $23 million for 2006.

Sensitivity Analysis
Sensitivity analysis on the 2007 pension expense based on different actuarial assumptions with respect to discount rate and expected return on plan assets is as follows:

0.25 percentage point
Impact on 2007 pension expense in $ millions	Decrease	Increase
Discount rate on obligation assumption	$ 12	$ (12)
Long-term rate of return on plan assets assumption	$ 27	$ (27)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 9.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007 (9.75% was assumed for 2006). The rate is assumed to decrease gradually to 5% by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 million and the obligation by $16 million. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $1 million and the obligation by $16 million.

Income Taxes
The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying value amount and the tax basis of assets and liabilities.  Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability.  Actual taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals.  The resolution of these uncertainties and the associated final taxes may result in adjustment to the Corporation’s tax assets and tax liabilities.

2007 Management’s Discussion and Analysis

Future income tax assets are recognized to the extent that realization is considered more likely than not.  The Corporation considers past results, current trends and outlooks for future years in assessing realization of income tax assets.

Cash Tax Projections
As at December 31, 2007, the Corporation has substantial tax attributes largely in the form of undepreciated capital cost and other tax attributes to shelter future taxable income.  These tax attributes are expected to continue to increase over the next several years due to capital expenditures related to aircraft acquisitions. The Corporation does not forecast having any significant current taxes payable within the foreseeable future.

Impairment of Long-Lived Assets
Long-lived assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable.  When events or circumstances indicate that the carrying value of long-lived assets, other than indefinite life intangibles, are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value of long-lived assets is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value and recorded in the period. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.  Assessing the fair value of intangible assets requires significant management estimates on future cash flows to be generated by the assets, including the estimated useful life of the assets.

Property and Equipment
Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments.

Property and equipment are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Property and equipment under capital leases and variable interest entities are depreciated to estimated residual values over the life of the lease. Air Canada’s aircraft and flight equipment, including spare engines and related parts (“rotables”), are depreciated over 20 to 25 years, with 10 to 20% estimated residual values. Aircraft reconfiguration costs are amortized over three to five years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

Buildings are depreciated over their useful lives not exceeding 40 to 50 years on a straight-line basis. An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or five years. Ground and other equipment is depreciated over three to 25 years.

Aircraft depreciable life is determined through economic analysis, a review of existing fleet plans and comparisons to other airlines operating similar fleet types. Residual values are estimated based on Air Canada’s historical experience with regard to the sale of aircraft and spare parts, as well as forward-looking valuations prepared by independent third parties.

Intangible Assets
The identifiable intangible assets of the Corporation were recorded at their estimated fair values at September 30, 2004. Indefinite-life intangible assets are subject to impairment tests under Canadian GAAP on an annual basis or when events or circumstances indicate a potential impairment.  If the carrying value of such assets exceeds the fair values, the assets are written down to fair value.

Fair value under Canadian GAAP is defined as "the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act". Assessing the fair value of intangible assets requires significant management estimates on future cash flows to be generated by the assets, including the estimated useful life of the assets.

2007 Management’s Discussion and Analysis

14. Risk Factors

The risks described herein may not be the only risks faced by the Corporation. Other risks which the Corporation is not aware of or which the Corporation currently deems to be immaterial may surface and have a material adverse impact on the Corporation’s business, results from operations and financial condition.

Risks Related to ACE

Reliance on Key Personnel

The success of ACE depends on the abilities, experience, industry knowledge and personal efforts of senior management of ACE. The loss of the services of such key personnel could have a material adverse effect on the business, financial condition or future prospects of ACE. In addition, ACE may not be able to attract and retain additional qualified management as needed in the future.

Changes to the Canadian Federal Income Tax Treatment of Income Trusts

On October 31, 2006, the Minister of Finance (Canada) announced a “Tax Fairness Plan” which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed (the “SIFT Rules”). Bill C-52, Budget Implementation Act, 2007, which received Royal Assent on June 22, 2007, contained the SIFT Rules, which are designed to implement these proposals. Under the SIFT Rules, Aeroplan Income Fund and Jazz Air Income Fund, as publicly traded income trusts, are considered SIFTs and will be subject to trust level taxation as of January 1, 2011, at a rate comparable to the combined federal and provincial corporate tax rate on certain types of income. This trust level taxation will reduce the amount of cash available for future distributions.  Loss of the deferred application of the SIFT Rules until 2011 could have a material adverse effect on the value of ACE’s interest in Aeroplan Income Fund and Jazz Air Income Fund.

Restrictions on Unitholders of Aeroplan Income Fund and Jazz Air Income Fund

The declaration of trust of each of Aeroplan Income Fund and Jazz Air Income Fund impose various restrictions on unitholders. Non-resident unitholders are prohibited from beneficially owning more than 49.9% of the units of each of Aeroplan Income Fund and Jazz Air Income Fund. These restrictions may limit (or inhibit the exercise of) the rights of certain unitholders, including non-residents of Canada and US persons, to acquire units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of the units. As a result, these restrictions may limit the demand for units of Aeroplan Income Fund or Jazz Air Income Fund, as the case may be, from certain unitholders and thereby adversely affect the liquidity and market value of the units of Aeroplan Income Fund or Jazz Air Income Fund, as the case may be, which could have a material adverse effect on the value of ACE’s interest in Aeroplan Income Fund and Jazz Air Income Fund.

Dependence upon Principal Investments

ACE is a holding company of various aviation interests and most of ACE’s assets are its ownership interest in Air Canada, Aeroplan, Jazz and ACTS Aero. ACE’s cash flows and ability to distribute earnings to its shareholders are dependent upon the ability of ACE to realize these investments and on the ability of these entities to pay dividends or distributions to ACE.

The ability of these entities to pay dividends or distributions will be dependent upon their operating performance and profitability, and will be subject to applicable laws and regulations and contractual restrictions that may be contained in the instruments governing any indebtedness of those entities.  Each of these separate legal entities has no legal obligation to pay dividends or distributions to ACE.

2007 Management’s Discussion and Analysis

Risks Related to Air Canada

Operating Results

In the past, Air Canada has sustained significant operating losses and may sustain significant losses in the future. On September 30, 2004, Air Canada and certain of its subsidiaries emerged from protection under the CCAA and implemented the Plan.  For the three years ended December 31, 2003, Air Canada incurred operating losses before reorganization and restructuring items and non-recurring labour expenses of over $1.6 billion. For the nine-month period ended September 30, 2004, Air Canada realized operating income before reorganization and restructuring items of $120 million and, for the three-month period ended December 31, 2004, the Corporation incurred an operating loss of $59 million.  For the years ended December 31, 2007, 2006 and 2005, the Corporation realized operating income of $495 million, $259 million and $318 million, respectively.  Despite Air Canada's emergence from creditor protection under the CCAA, the resulting and ongoing business initiatives and efforts at cost reductions and its recent results, the Corporation may not be able to successfully achieve planned business initiatives and cost reductions, including those which seek to offset significant fuel and other expense increases or restore positive net profitability and may sustain significant losses in the future.

Leverage and Liquidity

Air Canada has, and is expected to continue to have, a significant amount of indebtedness, including substantial fixed obligations under aircraft leases and financings. Air Canada may incur additional debt, including secured debt, in the future. The amount of indebtedness that Air Canada currently has and which it may incur in the future could have a material adverse effect on Air Canada, for example, by (i) limiting Air Canada's ability to obtain additional financing , (ii) requiring Air Canada to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness and fixed cost obligations, thereby reducing the funds available for other purposes, (iii) making Air Canada more vulnerable to economic downturns, and (iv) limiting Air Canada's flexibility in planning for, or reacting to, competitive pressures or changes in its business environment.

The ability of Air Canada to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness, if necessary. Each of these factors is to a large extent subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond Air Canada's control. In addition, as Air Canada incurs indebtedness which bears interest at fluctuating interest rates, to the extent these interest rates increase, its interest expense will increase. There can be no assurance that Air Canada will be able to generate sufficient cash from its operations to pay its debts and lease obligations.

Need for Additional Capital

Air Canada faces a number of challenges in its current business operations, including high fuel prices and increased competition from international, transborder and low-cost domestic carriers. In order to meet such challenges and to support Air Canada's business strategy, significant operating and capital expenditures are, and may in the future be, required. There can be no assurance that Air Canada will continue to be able to obtain on a timely basis sufficient funds on terms acceptable to Air Canada to provide adequate liquidity and to finance the operating and capital expenditures necessary to support its business strategy if cash flows from operations and cash on hand are insufficient.

Failure to generate additional funds, whether from operations or additional debt or equity financings, may require Air Canada to delay or abandon some or all of its anticipated expenditures or to modify its business strategy, which could have a material adverse effect on Air Canada's business, results from operations and financial condition. Furthermore, the ability of competitors to raise money more easily and on less onerous terms could create a competitive disadvantage for Air Canada.

In addition, Air Canada's credit ratings influence its ability to access capital markets. There can be no assurance that Air Canada's credit ratings will not be downgraded, which would add to Air Canada's borrowing and insurance costs, hamper its ability to attract capital and limit its ability to operate its business, all of which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

2007 Management’s Discussion and Analysis

Fuel Costs

Fuel costs constituted the largest percentage of the total operating costs of Air Canada in 2007. Fuel prices fluctuate widely depending on many factors including international market conditions, geopolitical events and the Canada/US dollar exchange rate.  Air Canada cannot accurately predict fuel prices. During 2005, 2006 and 2007, fuel prices increased and fluctuated near or at historically high levels. Should fuel prices continue at, or continue to increase above, such high levels, fuel costs could have a material adverse effect on Air Canada's business, results from operations and financial condition. Due to the competitive nature of the airline industry, Air Canada may not be able to pass on increases in fuel prices to its customers by increasing its fares. Based on 2007 volumes, Management estimates that a US$1 per barrel movement in the average price of West Texas Intermediate crude oil would have resulted in an approximate Cdn$26 million change in 2007 fuel expense for Air Canada (excluding any impact of fuel surcharges, foreign exchange rates and fuel hedging), assuming flying capacity remained unchanged and that refining spreads between West Texas Intermediate crude oil and jet fuel as well as foreign exchange rates remained constant.

Labour Costs and Labour Relations

Labour costs constitute one of Air Canada's largest operating cost items. There can be no assurance that Air Canada will be able to maintain such costs at levels which do not negatively affect its business, results from operations and financial condition. There can be no assurance that future agreements with employees' unions or the outcome of arbitrations will be on terms consistent with Air Canada’s expectations or comparable to agreements entered into by Air Canada’s competitors. Any future agreements or outcome of negotiations, mediations or arbitrations including in relation to wages or other labour costs or work rules may result in increased labour costs or other charges which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Most of Air Canada's employees are unionized and long-term collective agreements were concluded in 2003 and 2004. No strikes or lock-outs may lawfully occur during the term of the collective agreements expiring in 2009. However, there can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in Air Canada's service or otherwise adversely affect the ability of Air Canada to conduct its operations, all of which could have a material adverse effect on its business, results from operations and financial condition.

If there is a labour disruption or work stoppage by any of the unionized work groups of Jazz, there could also likely be a material adverse effect on Air Canada’s business, results from operations and financial condition. In addition, labour conflicts at Air Canada's Star Alliance® partners could result in lower demand for connecting traffic with Air Canada and, ultimately, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Airport User Fees and Air Navigation Fees

With the privatization of airports and air navigation authorities over the last decade in Canada, new airport and air navigation authorities have imposed significant increases in their fees. If authorities in Canada or elsewhere continue to increase their fees at the rate at which they have increased them in the recent past, Air Canada's business, results from operations and financial condition could be materially adversely affected.

Competition

Air Canada operates within a highly competitive industry. Over the past few years, several carriers have entered or announced their intention to enter into the domestic, the US transborder and international markets in which Air Canada operates.

Canadian low-cost and other carriers have entered and/or expanded or announced their intention to compete in many of Air Canada's key domestic markets and, along with some US carriers have also entered and/or expanded their operations in the US transborder market. Some US carriers, having recently completed substantial reorganizations, have reduced levels of indebtedness and lower operating costs and may be in a position to more effectively compete with Air Canada. Air Canada is also facing increasing competition in international markets as carriers increase their international capacity, both by expansion and by shifting existing domestic capacity to international operations to avoid low-cost domestic competition.

2007 Management’s Discussion and Analysis

If Canadian low-cost and other carriers are successful in entering or expanding into Air Canada’s domestic and the US transborder markets, if additional US carriers are successful in entering Air Canada's transborder market or if carriers are successful in their expansion in international markets of Air Canada, Air Canada's business results from operations and financial condition could be materially adversely affected.

Air Canada also encounters substantial price competition. The expansion of low-cost carriers in recent years, along with the advent of Internet travel websites and other travel products distribution channels, has resulted in a substantial increase in discounted and promotional fares initiated by Air Canada’s competitors. The decision to match competitors' fares, to maintain passenger traffic, results in reduced yields which, in turn, could have a material adverse effect on Air Canada's business, results from operations and financial condition. Furthermore, Air Canada's ability to reduce its fares in order to effectively compete with other carriers is dependent on Air Canada’s ability to achieve acceptable operating margins and may also be limited by government policies to encourage competition.

In addition, consolidation in the airline industry could result in increased competition as some airlines emerging from such consolidations may be able to compete more effectively against Air Canada which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Limitations Due to Restrictive Covenants

Some of the financing and other major agreements of Air Canada contain restrictive covenants which affect and, in some cases, significantly limit or prohibit, among other things, the manner in which Air Canada may structure or operate its business, including by limiting Air Canada's ability to incur indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers or restructurings.  In addition, certain financing arrangements require Air Canada to maintain financial ratios. Any future borrowings may also be subject to similar covenants which limit Air Canada's operating and financial flexibility, which could materially and adversely affect Air Canada's profitability.

A failure by Air Canada to comply with its contractual obligations (including restrictive covenants), or to pay its indebtedness and fixed costs could result in a variety of material adverse consequences, including the acceleration of its indebtedness, the withholding of credit card proceeds by the credit card service providers and the exercise of remedies by its creditors and lessors, and such defaults could trigger additional defaults under other indebtedness or agreements. In such a situation, it is unlikely that Air Canada would be able to repay the accelerated indebtedness or fulfill its obligations under certain contracts, make required aircraft lease payments or otherwise cover its fixed costs. Also, the lenders under the financing arrangements could foreclose upon all or substantially all of the assets of Air Canada which secure Air Canada's obligations.

Strategic, Business, Technology and Other Important Initiatives

In order to operate its business, achieve its goals and remain competitive, Air Canada continuously seeks to identify and devise, invest in and implement strategic, business, technology and other important initiatives, such as those relating to the aircraft fleet restructuring program, the aircraft refurbishment program, the new revenue model, the reservation and airport customer service initiative (which will also support the revenue model), the  business process initiatives as well as other initiatives.  These initiatives, including activities relating to their development and implementation, may be adversely impacted by a wide range of factors, many of which are beyond Air Canada’s control. Such factors include the performance of third parties, including suppliers, the implementation and integration of such initiatives into Air Canada’s other activities and processes as well as the adoption and acceptance of initiatives by Air Canada’s customers, suppliers and personnel.  A delay or failure to sufficiently and successfully identify and devise, invest in or implement these initiatives could adversely affect Air Canada’s ability to operate its business, achieve its goals and remain competitive and could have a material adverse effect on Air Canada's business, results from operations and financial condition.

2007 Management’s Discussion and Analysis

For instance, a key component of Air Canada's business plan is the restructuring of its aircraft fleet, including the elimination and replacement of older, less efficient aircraft, the introduction of new regional jet aircraft, and the modernization of its international wide-body fleet through the acquisition of new and more efficient aircraft. A delay or failure in the completion of Air Canada's fleet restructuring, including a delay by the manufacturers in the delivery of wide-body aircraft, or an inability to remove, as planned, certain aircraft from the fleet in coordination with the planned entry into service of new aircraft, could adversely affect the implementation of Air Canada's business plan which may, in turn, have a material adverse effect on Air Canada's business, results from operations and financial condition.

Another important component of the Corporation’s business plan is the replacement of its legacy systems for passenger reservation and airport customer service with a newly developed web-enabled system in order to support the rapid and efficient implementation of the Corporation's revenue model.  A delay or failure in the implementation of the Corporation's new system could adversely affect the implementation of the Corporation's business plan which may, in turn, have a material adverse effect on the Corporation's business, results from operations and financial condition.

Dependence on Technology

Air Canada relies on technology, including computer and telecommunications equipment and software and Internet-based systems, to operate its business, increase its revenues and reduce its costs. These systems include those relating to Air Canada’s telecommunications, websites, computerized airline reservations and airport customer services and flight operations.

These technology systems may be vulnerable to a variety of sources of failure, interruption or misuse, including by reason of third party suppliers’ acts or omissions, natural disasters, terrorist attacks, telecommunications failures, power failures, computer viruses, unauthorized or fraudulent users, and other operational and security issues. While Air Canada continues to invest in initiatives, including security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any such technology systems failure could materially and adversely affect Air Canada's operations and could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Key Supplies and Suppliers

Air Canada is dependent upon its ability to source, on favourable terms and costs, sufficient quantities of goods and services in a timely manner, including those required for Air Canada’s operations such as fuel, aircraft and related parts and aircraft and engine maintenance services (including maintenance services obtained from ACTS Aero). In certain cases, such goods and services may only be available from a limited number of suppliers. Such failure, refusal or inability may arise as a result of a wide range of causes, many of which are beyond Air Canada's control. Any failure or inability of Air Canada to successfully source goods and services, including by reason of a failure, refusal or inability of a supplier, or to source goods and services on terms and pricing and within the timeframes acceptable to Air Canada, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Aeroplan

Through its relationship with Aeroplan, Air Canada is able to offer its customers who are Aeroplan members the opportunity to earn Aeroplan miles. Based on customer surveys, Management believes that rewarding customers with Aeroplan miles is a significant factor in customers' decision to travel with Air Canada and Jazz and contributes to building customer loyalty. The failure by Aeroplan to adequately fulfill its obligations towards Air Canada under the Aeroplan CPSA and in connection with the Aeroplan program, or other unexpected interruptions of Aeroplan services which are beyond Air Canada's control could have a material adverse effect on Air Canada's business, results from operations and financial condition.

2007 Management’s Discussion and Analysis

Jazz

Under the Jazz CPA, Jazz provides Air Canada's customers service in lower density markets and higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States and also provides valuable traffic feed to Air Canada's mainline routes. Air Canada reimburses Jazz, without mark-up, for certain pass-through costs incurred directly by Jazz, such as fuel, navigation, landing and terminal fees and certain other costs. Significant increases in such pass-through costs, the failure by Jazz to adequately fulfill its obligations towards Air Canada under the Jazz CPA, or other unexpected interruptions of Jazz's services which are beyond Air Canada's control could have a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, the Jazz CPA requires that Jazz maintain a minimum fleet size and contains a minimum average daily utilization guarantee which requires that Air Canada make certain minimum payments to Jazz regardless of the revenue generated by Jazz.

Pension Plans

Canadian federal pension legislation requires that the funded status of registered pension plans be determined periodically, on both a going concern basis (essentially assuming indefinite plan continuation) and a solvency basis (essentially assuming immediate plan termination).

The solvency liability is influenced primarily by long-term interest rates and by the investment return on plan assets. The interest rate used to calculate benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to a larger unfunded solvency position.

In May 2004, Air Canada and the Office of the Superintendent of Financial Institutions agreed on a protocol pursuant to which the solvency funding requirements for Air Canada's registered pension plans provided for in the then existing regulations were amended retroactive to January 1, 2004. Air Canada is required to make substantial annual cash contributions, and the level of those contributions will increase in the event of poor pension fund investment performance and/or further declines in long-term Government of Canada bond rates. See "Management's Discussion and Analysis — Critical Accounting Estimates — Employee Future Benefits — Sensitivity Analysis". Underfunded pension plans or a failure or inability by Air Canada to make required cash contributions to its registered pension plans could have a material adverse effect on Air Canada's business, results from operations and financial condition. Refer to section 9.4 of this MD&A for information on Air Canada’s projected pension funding obligations.

Star Alliance®

The strategic and commercial arrangements with Star Alliance® members provide Air Canada with important benefits, including code sharing, efficient connections and transfers, reciprocal participation in frequent flyer programs and use of airport lounges from the other members. Should a key member leave Star Alliance® or otherwise fail to meet its obligations thereunder, Air Canada's business, results from operations and financial condition could be materially adversely affected.

Interruptions or Disruptions in Service

Air Canada's business is significantly dependent upon its ability to operate without interruption at a number of hub airports, including Toronto Pearson Airport. Delays or disruptions in service, including those due to security or other incidents, weather conditions, labour conflicts with airport workers, baggage handlers, air traffic controllers and other workers not employed by Air Canada or other causes beyond the control of Air Canada could have a material adverse impact on Air Canada's business, results from operations and financial condition.

2007 Management’s Discussion and Analysis

Foreign Exchange

Air Canada's financial results are sensitive to the changing value of the Canadian dollar. In particular, Air Canada has a significant annual net outflow of US dollars and is affected by fluctuations in the Canada/US dollar exchange rate. Management estimates that during 2007, a $0.01 increase in the Canada/US dollar exchange rate (i.e., $0.99 to $0.98 per US dollar) would have had an estimated $25 million favourable impact on operating income and an estimated $72 million favourable impact on pre-tax income. Conversely, an opposite change in the exchange rate would have had the opposite effect. Air Canada incurs significant expenses in US dollars for such items as fuel, aircraft rental charges, interest payments, debt servicing and computerized reservations system fees, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the US dollar would increase the costs of Air Canada relative to its US competitors and could have a material adverse effect on Air Canada's business, results from operations and financial condition. In addition, Air Canada may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

Current Legal Proceedings

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada, a number of whom, including Air Canada, have received a statement of objections from the European Commission that sets out the European Commission's preliminary assessment in relation to such matter. Competition authorities have sought or requested information from Air Canada as part of their investigations.  Air Canada is cooperating with these investigations, which are likely to lead to proceedings against Air Canada and a number of airlines and other cargo operators in certain jurisdictions.  Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations.  Management has determined that it is not possible at this time to predict with any degree of certainty the outcome of these proceedings, but these proceedings may result in a material liability to Air Canada.

In February 2006, Jazz commenced proceedings before the Ontario Superior Court of Justice against Porter Airlines Inc. (“Porter”) and other defendants (collectively the “Porter Defendants”) after Jazz became aware that it would be excluded from operating flights from Toronto City Centre (Island) Airport (the “TCCA”). On October 26, 2007, the Porter Defendants counter-claimed against Jazz and Air Canada alleging various violations of competition law, including that Jazz and Air Canada’s commercial relationship contravenes Canadian competition laws, and claiming $850 million in damages. Concurrently with the Ontario Superior Court of Justice proceedings, Jazz commenced judicial review proceedings against the Toronto Port Authority (”TPA”) before the Federal Court of Canada relating to Jazz’s access to the TCCA. The Porter Defendants were granted intervener and party status in these proceedings. In January of 2008, Porter filed a defence and counterclaim against Jazz and Air Canada making allegations and seeking conclusions similar to those in the Ontario Superior Court counterclaim. Management views Porter’s counterclaims in both jurisdictions as being without merit.

In October 2006, ACPA commenced proceedings before the Ontario Superior Court of Justice against Air Canada, ACE and certain members of the board of directors of Air Canada alleging that certain past and future actions are oppressive to it. A variety of remedies were sought against the parties including an injunction to impose, among other things, limits on corporate distributions including those contemplated under the ACE plan of arrangement which became effective on October 10, 2006.  Following a hearing in December, 2006, Mr. Justice Cumming of the Ontario Superior Court of Justice dismissed ACPA's application for an injunction and granted Respondents’ Cross-motion to dismiss ACPA's claim.  ACPA has not appealed the dismissal of the injunction application but has appealed the order dismissing its claim and the appeal is scheduled to be heard by the Ontario Court of Appeal in March 2008.  Management is of the view that the ACPA claim is without merit.

The Canadian Union of Public Employees (“CUPE”), which represents Air Canada’s flight attendants, has a complaint before the Canadian Human Rights Commission where it alleges gender-based wage discrimination.  CUPE claims the predominantly female flight attendant group should be paid the same as the predominantly male pilot and mechanics groups because their work is of equal value.  The complaint dates from 1991 but has

2007 Management’s Discussion and Analysis

not been investigated on the merits because of a legal dispute over whether the three groups work in the same “establishment” within the meaning of the Canadian Human Rights Act.  On January 26, 2006, the Supreme Court of Canada ruled that they do work in the same “establishment” and sent the case back to the Canadian Human Rights Commission, which may now proceed to assess the merits of CUPE’s complaint.  On March 16, 2007, the Canadian Human Rights Commission referred the complaint against Air Canada for investigation.  Air Canada considers that any investigation will show that it is complying with the equal pay provisions of the Canadian Human Rights Act; however, management has determined that it is not possible at this time to predict with any degree of certainty the final outcome of the Commission’s investigation.

On January 10, 2008, a decision was rendered by the Canadian Transportation Agency (Decision No. 6-AT-A-2008) following an application pursuant to subsection 172(1) of the Canada Transportation Act, S.C., 1996, c. 10, as amended, against Air Canada and other air carriers and parties concerning the fares and charges to be paid by persons with disabilities who require additional seating to accommodate their disabilities to travel by air on domestic air services. Management has determined that it is not possible at this time to predict with any degree of certainty the outcome of any proceedings which may be taken on appeal of the CTA decision or the final effects thereof.

Key Personnel

Air Canada is dependent on the experience and industry knowledge of its executive officers and other key employees to execute its business plan. If Air Canada were to experience a substantial turnover in its leadership or other key employees, Air Canada's business, results from operations and financial condition could be materially adversely affected. Additionally, Air Canada may be unable to attract and retain additional qualified key personnel as needed in the future.

Risks Relating to the Airline Industry

Economic and Geopolitical Conditions

Airline operating results are sensitive to economic and geopolitical conditions which can have a significant impact on the demand for air transportation. Airline fares and passenger demand have fluctuated significantly in the past and may fluctuate significantly in the future. Air Canada is not able to predict with certainty market conditions and the fares that Air Canada may be able to charge. Customer expectations can change rapidly and the demand for lower fares may limit revenue opportunities. Travel, especially leisure travel, is a discretionary consumer expense. A downturn in economic growth in North America, as well as geopolitical instability in various areas of the world, increased concerns about the environmental impacts of air travel and tendencies towards “green” travel initiatives where consumers reduce their travel activities, could have the effect of reducing demand for air travel in Canada and abroad and, together with the other factors discussed herein, could materially adversely impact Air Canada's profitability. Especially in light of Air Canada's substantial fixed cost structure, any prolonged or significant weakness of the Canadian, US or world economies could reduce the demand for air transportation which in turn could have a material adverse effect on Air Canada’s business, results from operations and financial condition.

Airline Industry Characterized by Low Gross Profit Margins and High Fixed Costs

The airline industry is characterized by low gross profit margins and high fixed costs. The costs of operating any particular flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could have a significant effect on Air Canada's operating and financial results. This condition has been exacerbated by aggressive pricing by low-cost carriers, which has had the effect of driving down fares in general. Accordingly, a shortfall from expected revenue levels could have a material adverse effect on Air Canada's business, results from operations and financial condition. Air Canada incurs substantial fixed costs which do not meaningfully fluctuate with overall capacity. As a result, should Air Canada be required to reduce its overall capacity or the number of flights operated, it may not be able to successfully reduce certain fixed costs in the short term and may be required to incur important termination or other restructuring costs, which could have a material adverse effect on Air Canada's business, results from operations and financial condition.

2007 Management’s Discussion and Analysis

Terrorist Attacks and Security Measures

The September 11, 2001 terrorist attacks and subsequent terrorist activity, notably in the Middle East, Southeast Asia and Europe, caused uncertainty in the minds of the traveling public. The occurrence of a major terrorist attack (whether domestic or international and whether involving Air Canada or another carrier or no carrier at all) and increasingly restrictive security measures, such as the current restrictions on the content of carry-on baggage and current or proposed passenger identification document requirements, could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's flights. It could also lead to a substantial increase in insurance, airport security and other costs. Any resulting reduction in passenger revenues and/or increases in insurance, security or other costs could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Epidemic Diseases (Severe Acute Respiratory Syndrome (SARS), Influenza or Other Epidemic Diseases)

As a result of the international outbreaks of Severe Acute Respiratory Syndrome (SARS) in 2003, the World Health Organization (the "WHO") issued on April 23, 2003 a travel advisory, which was subsequently lifted on April 30, 2003, against non-essential travel to Toronto, Canada. The seven day WHO travel advisory relating to Toronto, the location of Air Canada's primary hub, and the international SARS outbreak had a significant adverse effect on passenger demand for air travel in Air Canada’s markets and resulted in a major negative impact on traffic on the entire network. The WHO warns that there is a substantial risk of an influenza pandemic within the next few years. An outbreak of SARS or of another epidemic disease such as influenza (whether domestic or international) or a further WHO travel advisory (whether relating to Canadian cities or regions or other cities, regions or countries) could have a material adverse effect on passenger demand for air travel. Any resulting reduction in traffic in the markets served by Air Canada could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Casualty Losses

Due to the nature of its core operating business, Air Canada may be subject to liability claims arising out of accidents or disasters involving aircraft on which Air Canada's customers are traveling or involving aircraft of other carriers maintained or repaired by Air Canada, including claims for serious personal injury or death. There can be no assurance that Air Canada's insurance coverage will be sufficient to cover one or more large claims and any shortfall may be material. Additionally, any accident or disaster involving one of Air Canada's aircraft or an aircraft of another carrier receiving line maintenance services from Air Canada may significantly harm Air Canada's reputation for safety, which would have a material adverse effect on Air Canada's business, results from operations and financial condition.

Seasonal Nature of the Business, Other Factors and Prior Performance

Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the preference of a high number of leisure travelers to travel during the spring and summer months. Air Canada has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short term.

As described elsewhere, demand for air travel is also affected by factors such as economic conditions, war or the threat of war or terrorist attacks, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

2007 Management’s Discussion and Analysis

Regulatory Matters

The airline industry is subject to extensive Canadian and foreign government regulations relating to, among other things, security, safety, licensing, competition, noise levels and the environment and, in some measure, pricing. Additional laws and regulations may be proposed, and decisions rendered, from time to time which could impose additional requirements or restrictions on airline operations. The implementation of additional regulations or decisions by Transport Canada, the Competition Bureau and/or the Competition Tribunal, the Canadian Transportation Agency or other domestic or foreign governmental entities may have a material adverse effect on Air Canada's business, results from operations and financial condition. Air Canada cannot give any assurances that new regulations or revisions to the existing legislation, or decisions, will not be adopted or rendered. The adoption of such new laws and regulations or revisions, or the rendering of such decisions, could have a material adverse effect on Air Canada's business, results from operations and financial condition.

The availability of international routes to Canadian air carriers is regulated by agreements between Canada and foreign governments. Changes in Canadian or foreign government aviation policy could result in the alteration or termination of these agreements and could adversely affect Air Canada's international operations.

In July 2000, the Government of Canada amended the CTA, the Competition Act and the Air Canada Public Participation Act to address the competitive airline environment in Canada and ensure protection for consumers. This legislation included airline-specific provisions concerning "abuse of dominance" under the Competition Act, later supplemented by creating "administrative monetary penalties" for a breach of the abuse of dominance provisions by a dominant domestic air carrier.

In July 2003, the Competition Tribunal released its reasons and findings in a proceeding between the Commissioner of Canada and Air Canada which had considered the approach to be taken in determining whether Air Canada was operating below "avoidable costs" in violation of one of the new airline-specific abuse of dominance provisions. The Competition Tribunal applied a very broadly crafted cost test in its decision. In September 2004, the Commissioner of Competition published a letter describing the enforcement approach that would be taken in future cases involving the airline-specific abuse of dominance provisions, which included a statement that the Tribunal's approach to avoidable costs remains relevant.

On November 2, 2004, the Minister of Industry tabled amendments to the Competition Act in Bill C-19 which, if enacted, would have removed the airline-specific "abuse of dominance" provisions from the Competition Act. However, on November 29, 2005, the 38th Parliament of Canada was dissolved. As a result, the legislative process relating to the adoption of Bill C-19 was terminated. On October 16, 2007, private Bill C-454 containing provisions to remove the airline-specific “abuse of dominance” provisions from the Competition Act, was tabled for first reading in the House of Commons.  Management cannot predict if or when such proposed legislation will come into force.

If the Commissioner of Competition commences inquiries or brings similar applications with respect to significant competitive domestic routes and such applications are successful, it could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Air Canada is subject to domestic and foreign laws regarding privacy of passenger and employee data, including advance passenger information and access to airline reservation systems, which are not consistent in all countries in which Air Canada operates. Compliance with these regulatory regimes is expected to result in additional operating costs and could have a material adverse effect on Air Canada's business, results from operations and financial condition.

Increased Insurance Costs

Since September 11, 2001 the aviation insurance industry has been continually reevaluating the terrorism risks that it covers and this activity may adversely affect some of Air Canada's existing insurance carriers or Air Canada's ability to obtain future insurance coverage. To the extent that Air Canada's existing insurance carriers are unable or unwilling to provide it with insurance coverage, and in the absence of measures by the Government of Canada to provide the required coverage, Air Canada's insurance costs may increase further and may result in Air Canada being in breach of regulatory requirements or contractual arrangements requiring that

2007 Management’s Discussion and Analysis

specific insurance be maintained, which may have a material adverse effect on Air Canada's business, results from operations and financial condition.

Third Party War Risk Insurance

There is a risk that the Government of Canada may not continue to provide an indemnity for third party war risk liability coverage, which it currently provides to Air Canada and certain other carriers in Canada. In the event that the Government of Canada does not continue to provide such indemnity or amends such indemnity, Air Canada and other industry participants would have to turn to the commercial insurance market to seek such coverage. Air Canada estimates that such coverage would cost Air Canada approximately $15 million per year. Alternative solutions, such as those envisioned by the International Civil Aviation Organization ("ICAO") and the International Air Transport Association ("IATA"), have not developed as planned, due to actions taken by other countries and the recent availability of supplemental insurance products. ICAO and IATA are continuing their efforts in this area, however, the achievement of a global solution is not likely in the immediate or near future. The US federal government has set up its own facility to provide war risk coverage to US carriers, thus removing itself as a key component of any global plan.

Furthermore, the London aviation insurance market has introduced a new standard war and terrorism exclusion clause which is applicable to aircraft hull and spares war risk insurance, and intends to introduce similar exclusions to airline passenger and third party liability policies. Such clause excludes claims caused by the hostile use of a dirty bomb, electromagnetic pulse device, or biochemical materials. The Government of Canada indemnity program is designed to address these types of issues as they arise, but the Government of Canada has not yet decided to extend the existing indemnity to cover this exclusion. Unless and until the Government of Canada does so, the loss of coverage exposes Air Canada to this new uninsured risk and may result in Air Canada being in breach of certain regulatory requirements or contractual arrangements, which may have a material adverse effect on Air Canada's business, results from operations and financial condition.

Risks Related to Aeroplan and Jazz

Risks Related to Aeroplan

The following is a list of the key risk factors related to Aeroplan based on Aeroplan's most recent public disclosure filings:

•	Dependency on top three partners

•	Reduction in activity usage and accumulation of Aeroplan Miles

•	Greater than expected redemptions for rewards

•	Labour relations

•	Technological disruptions and inability to use third party software

•	Leverage and restrictive covenants in current and future indebtedness

•	Economic downturn

•	Cash distributions are not guaranteed and will fluctuate with the business performance

•	Restrictions on certain unitholders and liquidity of units

2007 Management’s Discussion and Analysis

Risks Related to Jazz

The following is a list of the key risk factors related to Jazz based on Jazz's most recent public disclosure filings:

•	Dependence on Air Canada

•	Termination of the Jazz CPA

•	Labour costs and labour relations

•	Impact of competition on Air Canada's need to utilize Jazz's services

•	Impact of increased competition in the regional airline industry on Jazz's growth opportunities

•	Cash distributions are not guaranteed and will fluctuate with the business performance

•	Restrictions on certain unitholders and liquidity of units

2007 Management’s Discussion and Analysis

15. Sensitivity of Results

The Corporation’s financial results are subject to many different internal and external factors which can have a significant impact on operating results.  In order to provide a general guideline, the following table describes, on an indicative basis, the financial impact that changes in operating metrics would generally have had on Air Canada’s operating results.  These guidelines were derived from Air Canada’s 2007 levels of activity.  The impacts are not additive and do not reflect the interdependent relationship of the elements and may vary significantly from actual results due to factors beyond the control of Air Canada.  Conversely, an opposite change in the sensitivity factor would have had the opposite effect on operating income.

($ millions)			Favourable / (Unfavourable)
Key Variable		2007 Measure	Sensitivity factor	Estimated Operating Income Impact

Revenue Measures
Passenger yield (cents)	System	18.4	1% increase in yield	$89
	Canada	24.3		$38

Traffic (RPMs) (millions)	System	50,629	1% increase in traffic	$81
	Canada	16,284		$34

Passenger load factor	System	80.6	1 percentage point increase	$101

RASM (cents)	System	14.8	1% increase in RASM	$85

Cost Measures
Labour and benefits expenses ($ millions)		1,920	1% increase	$(19)

Fuel – WTI price (US$/barrel) (1)		69.9	US$1/barrel increase to WTI	$(26)

Fuel – jet fuel price (Cdn cents/litre) (1)		66.3	1% increase	$(26)

Cost per ASM (cents)		16.3	1% increase in CASM	$(102)

(1)	Excludes the impact of fuel surcharges and fuel hedging.

($ millions)			Favourable / (Unfavourable)
Key Variable	2007 Measure	Sensitivity Factor	Estimated Operating Income Impact	Estimated Pre-Tax Income Impact(1)

Currency Exchange
Cdn$ to US$	1US$ = Cdn$ 0.99	1 cent increase	$ 25	$ 72
(e.g. $0.99 to $0.98)

(1)	Excludes the impact of foreign exchange forward contracts and currency swaps.

2007 Management’s Discussion and Analysis

16. Quarterly Financial Information

The table below describes the Corporation’s quarterly financial results for the eight most recent quarters.  ACE’s results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007, the consolidation of Jazz’s operations only up to May 24, 2007 and ACTS’ operations only up to October 16, 2007.  After those dates, ACE’s investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method.  The equity income from ACE’s investment in Aeroplan, Jazz and ACTS Aero is recorded in non-operating income (expense) on ACE’s consolidated statement of operations.

($ millions, except per	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
share amounts)	2006	2006	2006	2006	2007(2)	2007(3)	2007	2007(4)

Operating revenues	$ 2,484	$ 2,682	$ 2,947	$ 2,544	$ 2,625	$ 2,659	$ 3,022	$ 2,520
Special charge for Aeroplan miles(1)	-	-	(102)	-	-	-	-	-
Operating revenues	2,484	2,682	2,845	2,544	2,625	2,659	3,022	2,520
Operating expenses	(2,546)	(2,501)	(2,642)	(2,471)	(2,654)	(2,563)	(2,682)	(2,474)
Operating income (loss)(5)	(62)	181	203	73	(29)	96	340	46
Total non-operating income (expense), non-controlling interest, foreign exchange gain (loss) and income tax (6)	180	55	(100)	(122)	(43)	22	(116)	1,082
Net income (loss)	$ 118	$ 236	$ 103	$ (49)	$ (72)	$ 118	$ 224	$ 1,128
Earnings (loss)
Per share – basic	$ 1.15	$ 2.32	$ 1.01	$ (0.48)	$ (0.70)	$ 1.14	$ 2.17	$ 10.81
Per share – diluted	$ 1.12	$ 2.05	$ 0.95	$ (0.48)	$ (0.70)	$ 0.98	$ 1.84	$ 8.88

1.	Quarter 3 2006 includes a special charge of $102 million in connection with Air Canada’s obligations for the redemption of pre-2002 Aeroplan miles.
2.	ACE ceased consolidating Aeroplan’s results effective March 14, 2007.
3.	ACE ceased consolidating Jazz’s results effective May 24, 2007.
4.	ACE ceased consolidating ACTS’ results effective October 16, 2007.
5.
Quarter 1 2006 includes a special charge for labour restructuring of $33 million. Quarter 4 2006 includes a $8 million reduction to the special charge for labour due to the favourable impact of attrition and other factors which reduced the cost of achieving the target to $25 million.  Quarter 1 2007 and Quarter 2 2007 include special charges for labour restructuring of $9 million and $6 million, respectively.

6.
Quarter 1 2006 includes a dilution gain of $220 million and a tax provision of $10 million as a result of the initial public offering of Jazz Air Income Fund.  Quarter 2 2006 includes a gain of $100 million and a tax provision of $17 million relating to the sale of 3.25 million shares of its holdings in US Airways.  Quarter 3 2006 includes a gain of $52 million and a tax provision of $9 million relating to the sale of 1.25 million shares of its holdings in US Airways.  Quarter 4 2006 includes a dilution gain of $25 million and a tax expense of $4 million related to the Air Canada initial public offering.  Quarter 2 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.249 million shares of its holdings in US Airways.  Quarter 3 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.251 million shares of its holdings in US Airways. Quarter 4 2007 includes an aggregate gain on disposal of $1,339 million and a tax provision of $214 million mainly comprised of a gain on disposal of $565 million and a tax provision of $82 million related to the monetization of ACTS which was completed on October 16, 2007, a gain on disposal of $539 million and a tax provision of $91 million related to the secondary offering of 22,000,000 trust units of Aeroplan Income Fund and a gain on disposal of $233 million and a tax provision of $41 million related to the secondary offering of 35,500,000 trust units of Jazz Air Income Fund.

Seasonality
The demand for services experienced within the segments of the Corporation varies over the calendar year. Air Canada and Jazz have historically experienced greater demand in the second and third quarters as a result of the high number of leisure travelers with the preference to travel during the spring and summer months. Both Air Canada and Jazz have substantial fixed costs in their structures that do not fluctuate with passenger demand and load factors.  ACTS (up to October 16, 2007) has experienced lower activity in the third quarter as the high demand for travel during the summer months results in airlines scheduling their maintenance service outside of that peak travel period.

2007 Management’s Discussion and Analysis

17. Selected Annual Information

The following table provides selected annual information for ACE for the years 2007, 2006 and 2005. ACE’s 2007 results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007, the consolidation of Jazz’s operations only up to May 24, 2007 and the consolidation of ACTS’ operations only up to October 16, 2007.  After those dates, ACE’s investments in Aeroplan, Jazz and ACTS Aero are accounted for using the equity method.  The equity income from ACE’s investment in Aeroplan, Jazz and ACTS is recorded in non-operating income (expense) on ACE’s consolidated statement of operations.

($ millions, except per share figures)	2007(1)	2006	2005

Operating revenues	$ 10,826	$ 10,657	$ 9,830
Special charge for Aeroplan miles (2)	-	(102)	-
Operating revenues	$ 10,826	$ 10,555	$ 9,830
Operating expenses (3)	(10,373)	(10,160)	(9,375)
Operating income	$ 453	$ 395	$ 455
Total non-operating income (expense), non-controlling interest,
foreign exchange gain (loss) and income tax	945	13	(194)
Net income (loss)	$ 1,398	$ 408	$ 261

EBITDAR (4)	$ 1,358	$ 1,412	$ 1,354
EBITDAR excluding special charges (4)	$ 1,373	$ 1,539	$ 1,354

Earning (loss) per share
- Basic	$ 13.51	$ 4.01	$ 2.66
- Diluted	$ 11.44	$ 3.80	$ 2.48

Cash, cash equivalents and short-term investments	$ 3,139	$ 3,178	$ 2,181
Total assets	$ 13,771	$ 13,441	$ 11,847
Total long-term liabilities (5)	$ 5,357	$ 4,775	$ 4,402

(1)
The results and financial position of Aeroplan, Jazz and ACTS are not consolidated with ACE effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively.  Since those dates, ACE is accounting for its investments in Aeroplan, Jazz and ACTS under the equity method.

(2)	2006 includes a special charge of $102 million in connection with Air Canada's obligation for the redemption of pre-2002 Aeroplan miles.
(3)	2006 includes a special charge for labour restructuring of $25 million. 2007 includes special charges for labour restructuring of $15 million.
(4)	Refer to section 20 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR to operating income (loss) and EBITDAR excluding special charges to operating income (loss).
(5)	Total long-term liabilities include long-term debt (including current portion) and capital leases, convertible preferred shares and other long-term liabilities.

2007 Management’s Discussion and Analysis

18. Controls and Procedures

Disclosure Controls and Procedures
Management of the Corporation, with the participation of the Corporation's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and the rules of the Canadian Securities Administrators ("CSA")).  Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Corporation's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports that it files or submits under the U.S. Exchange Act and Canadian securities laws is (i) recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission and CSA, and (ii) accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting
Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a – 15(f) under the U.S. Exchange Act). Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of Management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material affect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2007.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework and has concluded that ACE’s internal control over financial reporting is effective.  Management has not identified any material weaknesses.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report.

Changes in Internal Control over Financial Reporting
There were no changes to the Corporation's internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, except for remediation of the material weakness in the Corporations’ internal control over financial reporting as at December 31, 2006 with respect to accounting for income taxes.

2007 Management’s Discussion and Analysis

19. Subsequent Events

Substantial Issuer Bid
On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of approximately $1.498 billion in accordance with the terms of ACE’s Substantial Issuer Bid dated December 6, 2007.  No convertible preferred shares of ACE were deposited on an as converted basis under the bid.

In connection with the share purchase and cancellation by ACE, the conversion rate of ACE's Convertible Notes was adjusted from 37.6879 to 39.0341 Class A variable voting shares or Class B voting shares per $1,000 principal amount of convertible notes. The adjustment is effective January 11, 2008 and has been determined in accordance with the terms of the indenture governing the Convertible Notes.

ACTS
On January 14, 2008, ACE received the full balance of $40 million in cash proceeds from funds held in escrow on closing of the monetization of ACTS in October 2007.

Disposal of Jazz Air Income Fund Units
On January 24, 2008, ACE sold a total of 13,000,000 units of Jazz Air Income Fund to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership at a price of $7.45 per unit representing total net proceeds to ACE of approximately $96.85 million.  ACE now holds approximately 9.5% of the issued and outstanding units of Jazz Air Income Fund.

Cash Position
Following the completion of these transactions, ACE’s unconsolidated cash, cash equivalents and short-term investments (excluding Air Canada) amounted to $538 million on January 31, 2008.

2007 Management’s Discussion and Analysis

20. Non-GAAP Financial Measures

EBITDAR/EBITDA
EBITDAR (earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent, depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets.  For businesses without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets.  EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies.  EBITDAR and EBITDA are reconciled to operating income (loss) as follows:

	Quarter 4			Year
($ millions)	2007	2006	$ Change	2007	2006	$ Change

Air Canada
GAAP operating income (loss)	$ 72	$ (5)	$ 77	$ 433	$ 114	$ 319
Add back:
Aircraft rent	62	83	(21)	282	341	(59)
Depreciation, amortization and obsolescence	140	135	5	548	493	55
EBITDAR	$ 274	$ 213	$ 61	$ 1,263	$ 948	$ 315
Add back:
Special charge for Aeroplan miles	-	-	-	-	102	(102)
Special charge for labour restructuring	-	(8)	8	-	20	(20)
EBITDAR excluding special charges	$ 274	$ 205	$ 69	$ 1,263	$ 1,070	$ 193

Aeroplan(1)
GAAP operating income	$ -	$ 37	$ (37)	$ 40	$ 140	$ (100)
Add back:
Depreciation, amortization and obsolescence	-	3	(3)	3	14	(11)
EBITDA	$ -	$ 40	$ (40)	$ 43	$ 154	$ (111)

Jazz(1)
GAAP operating income	$ -	$ 33	$ (33)	$ 62	$ 144	$ (82)
Add back:
Aircraft rent	-	34	(34)	57	134	(77)
Depreciation, amortization and obsolescence	-	5	(5)	9	21	(12)
EBITDAR	$ -	$ 72	$ (72)	$ 128	$ 299	$ (171)

(1)
The information above reflects Aeroplan’s results from January 1 to March 13, 2007 and Jazz’s results from January 1 to May 23, 2007.  ACE ceased consolidating Aeroplan’s and Jazz’s results effective March 14, 2007 and May 24, 2007.

2007 Management’s Discussion and Analysis

	Quarter 4			Year
($ millions)	2007	2006	$ Change	2007	2006	$ Change

ACTS(1)
GAAP operating income (loss)	$ 3	$ 12	$ (9)	$ 20	$ (2)	$ 22
Add back:
Depreciation, amortization and obsolescence	1	8	(7)	31	31	-
EBITDA	$ 4	$ 20	$ (16)	$ 51	$ 29	$ 22
Add back:
Special charge for labour restructuring	-	-	-	15	5	10
EBITDA excluding special charges	$ 4	$ 20	$ (16)	$ 66	$ 34	$ 32

ACE Consolidated(2)
GAAP operating income	$ 46	$ 73	$ (27)	$ 453	$ 395	$ 58
Add back:
Aircraft rent	62	107	(45)	323	441	(118)
Depreciation, amortization and obsolescence	140	157	(17)	582	576	6
EBITDAR	$ 248	$ 337	$ (89)	$ 1,358	$ 1,412	$ (54)
Add back:
Special charge for Aeroplan miles	-	-	-	-	102	(102)
Special charge for labour restructuring	-	(8)	8	15	25	(10)
EBITDAR excluding special charges	$ 248	$ 329	$ (81)	$ 1,373	$ 1,539	$ (166)

(1)	The information above reflects ACTS’ results from January 1 to October 15, 2007. ACE ceased consolidating ACTS’ results effective October 16, 2007.
(2)
The information above reflects Aeroplan’s results from January 1 to March 13, 2007, Jazz’s results from January 1 to May 23, 2007 and ACTS’ results from January 1 to October 15, 2007.  ACE ceased consolidating Aeroplan’s, Jazz’s and ACTS’ results effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively.

2007 Management’s Discussion and Analysis

Operating Income (Loss) excluding Special Charges
ACE uses operating income (loss) excluding the special charges for Aeroplan miles and labour restructuring to assess the operating performance of its ongoing business without the effects of these special charges. These items are excluded from ACE financial results and from Air Canada and ACTS results as they could potentially distort the analysis of trends in business performance.  The special charge for Aeroplan miles was for the full and final settlement between the parties in connection with Air Canada’s obligation for the redemption of pre-2002 Aeroplan miles.  The special charge for labour restructuring in 2006 was for the total cost of the 20% non-unionized workforce reduction plan announced in February 2006.  The special charge for labour restructuring in 2007 was for the cost of the workforce reduction resulting from the termination of a third party heavy maintenance contract.

The following measure is not a recognized measure for financial statement presentation under Canadian GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

Operating income (loss) excluding special charges for labour restructuring is reconciled to operating income as follows:

	Quarter 4			Year
($ millions)	2007	2006	$ Change	2007	2006	$ Change

Air Canada
GAAP operating income (loss)	$ 72	$ (5)	$ 77	$ 433	$ 114	$ 319
Add back:
Special charge for Aeroplan miles	-	-	-	-	102	(102)
Special charge for labour restructuring	-	(8)	8	-	20	(20)
Operating income (los), excluding special charges	$ 72	$ (13)	$ 85	$ 433	$ 236	$ 197

ACTS(1)
GAAP operating income (loss)	$ 3	$ 12	$ (9)	$ 20	$ (2)	$ 22
Add back:
Special charge for labour restructuring	-	-	-	15	5	10
Operating income (loss), excluding special charges	$ 3	$ 12	$ (9)	$ 35	$ 3	$ 32

ACE(2)
GAAP operating income	$ 46	$ 73	$ (27)	$ 453	$ 395	$ 58
Add back:
Special charge for Aeroplan miles	-	-	-	-	102	(102)
Special charge for labour restructuring	-	(8)	8	15	25	(10)
Operating income, excluding special charges	$ 46	$ 65	$ (19)	$ 468	$ 522	$ (54)

(1)	The information above reflects ACTS’ results from January 1 to October 15, 2007. ACE ceased consolidating ACTS’ results effective October 16, 2007.
(2)
The information above reflects Aeroplan’s results from January 1 to March 13, 2007, Jazz’s results from January 1 to May 23, 2007 and ACTS’ results from January 1 2007 to October 15, 2007.  ACE ceased consolidating Aeroplan’s, Jazz’s and ACTS’ results effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively.

2007 Management’s Discussion and Analysis

21. Glossary of Terms

Available Seat Miles or ASMs — A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

CASM — Operating expense per ASM;

EBITDA — EBITDA is earnings before interest, taxes, depreciation, amortization and obsolescence and is a non-GAAP financial measure;

EBITDAR — EBITDAR is earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent and is a non-GAAP financial measure;

Passenger Load Factor — A measure of passenger capacity utilization derived by expressing Revenue Passenger Miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM — Average passenger revenue per ASM;

Revenue Passenger Miles or RPMs — A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Yield — Average passenger revenue per RPM.